ORLEN

02049480

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED AUG 2 3 2002 SEC MAIL PROCESSING WASH. D.C. 180 SECTION

Płock, July 5th, 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 49/2002 to 60/2002 together with the list of shareholders entitled to participate at AGM on June 28th 2002. Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

P

dlw 8/27

SHAREHOLDERS ENTITLED TO PARTICIPATE AT THE GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN S.A. ON 28 JUNE 2002

No	Shareholder	Address or service address	No of shares	Type	No of votes
1	AIG OTWARTY FUNDUSZ EMERYTALNY	02-672 WARSZAWA UL. PRZEMYSŁOWA 26	3 000 000	bearer	3 000 000
2	AMERICAN BIBLE SOCIETY	500 EAST BROWARD BOULEVARD FORT LAUDERDALE, FLORIDA, USA	38 290	bearer	38 290
3	THE BANK OF NEW YORK	101 BARCLAY STREET NEW YORK N.Y.10286, USA	70 640 000	bearer	70 640 000
4	BARANOWSCY EDWARD I DANUTA	09-400 PŁOCK UL. MIODOWA 20/26	1 000	bearer	1 000
5	BENGODI FINANCE S.A.	00-526 WARSZAWA UL. KRUCZA 24/26	6 400 000	bearer	6 400 000
6	BETA SPECJALISTYCZNY FUNDUSZ INWESTYCYJNY OTWARTY	WARSZAWA UL. SOLEC 48	27 750	bearer	27 750
7	BIAŁOBRZEWSKI JANUSZ JÓZEF	07-400 OSTROŁĘKA UL. BRZOZOWA 7	10	bearer	10
8	BOBKO DARIUSZ	09-402 PŁOCK UL. KILIŃSKIEGO 17/25	1	bearer	1
9	BORKOWSKI HENRYK	07-415 OLSZEWO - BORKI UL. MICKIEWICZA 3	11	bearer	11
10	BRE FUNDUSZ KAPITAŁOWY SP. Z O.O.	WARSZAWA UL. SENATORSKA 18A	2 617 425	bearer	2 617 425
11	BREŚ ALICJA	09-400 PŁOCK UL. MONTE CASSINO 12	1 000	bearer	1 000
12	BUDKIEWICZ MICHAŁ	09-409 PŁOCK UL. SZARYCH SZEREGÓW 13/19	4	bearer	4
13	CENTRALNY DOM MAKLERSKI PEKAO SPÓŁKA AKCYJNA	02-675 WARSZAWA UL. WOŁOSKA 18	1	bearer	1
14	CHMIELEWSKI WŁODZIMIERZ CHMIELEWSKA ZOFIA	43-450 USTROŃ UL. WIŚNIOWA 3 09-400 PŁOCK UL. ŁUKASIEWICZA 12/41	10 000	bearer	10 000
15	COMMERCIAL UNION OFE BPH CU WBK S.A.	00-854 WARSZAWA AL. JANA PAWŁA II 23	18 078 904	bearer	18 078 904
16	COMMERCIAL UNION POLSKA - TOWARZYSTWO UBEZPIECZEŃ NA ŻYCIE S.A.	00-854 WARSZAWA AL. JANA PAWŁA II 23	3 200 000	bearer	3 200 000
17	CYWIŃSKI WALENTY	71-620 SZCZECIN UL. J.KAZIMIERZA 13/3	869	bearer	869
18	CZAPRAN MAREK ANTONI	50-456 WROCŁAW UL. DWORCOWA 21/8	5	bearer	5
19	CZERNIAK KONSTANTY	59-300 LUBIN UL.SOKOLA 40/2	5	bearer	5
20	DĘDOWSKI TADEUSZ	62-560 SKULSK UL. KIERZKOWSKIEGO 4	7 220	bearer	7 220
21	DŁUGOŁĘCKI RYSZARD	07-300 OSTRÓW MAZOWIECKA UL. STACYJNA 20	30	bearer	30
22	DOM MAKLERSKI BIG-BG S.A.	WARSZAWA AL. JANA PAWŁA II 15	1	bearer	1
23	DOMOSŁAWSCY IRENEUSZ I ZOFIA	09-407 PŁOCK UL. PIASKA 6 M.18	2 000	bearer	2 000
24	DROZDEK WŁADYSŁAW	09-400 PŁOCK UL. JASNA 12/1 M. 29	6 920	bearer	6 920
25	DWS POLSKA FUNDUSZ INWESTYCYJNY OTWARTY AKCJI	00-609 WARSZAWA AL. ARMII LUDOWEJ 26	450 000	bearer	450 000
26	DWS POLSKA FUNDUSZ INWESTYCYJNY OTWARTY ZRÓWNOWAŻONY	00-609 WARSZAWA AL. ARMII LUDOWEJ 26	300 000	bearer	300 000
27	EJDYS WIESŁAW	09-409 PŁOCK UL. WIŚNIEWSKIEGO 25	5	bearer	5
28	EURO AGRO CENTRUM S.A.	00-526 WARSZAWA UL. KRUCZA 24/26	3 877 652	bearer	3 877 652
29	FAŁEK KRZYSZTOF	97-300 PIOTRKÓW TRYBUNALSKI UL.JASNA 5	10	bearer	10
30	FELKA ANDRZEJ	53-330 WROCŁAW UL. ENERGETYCZNA 13/13	10	bearer	10
31	FOLTYNOWICZ MAREK	PRUSZCZ GDAŃSKI, ROTMANKA UL. MALINOWA 10	1	bearer	1
32	FRANKLIN TEMPLETON INVESTMENT FUNDS RE: TEMPLETON EASTERN EUROPE FUND	30 GRAND-RUE LUXEMBOURG L-1660	455 900	bearer	455 900
33	FRANKLIN TEMPLETON INVESTMENT FUNDS RE: TEMPLETON EMERGING MARKETS FUND	30 GRAND-RUE LUXEMBOURG L-1660	970 277	bearer	970 277
34	FUNDUSZ INWESTYCJI KAPITAŁOWYCH KGHM METALE S.A.	59-301 LUBIN UL. M.SKŁODOWSKIEJ-CURIE 92	3 006 800	bearer	3 006 800
35	GRZYWNA JANUSZ	21-040 ŚWIDNIK UL. CHABROWA 3/4	20	bearer	20
36	GWIAZDOWSKI ROBERT	03-977 WARSZAWA UL. MAROKAŃSKA 14 C	1	bearer	1
37	ING NATIONALE-NEDERLANDEN POLSKA OFE	WARSZAWA UL. LUDNA 2	10 000 000	bearer	10 000 000

38	JABŁONOWSKI IRENEUSZ	09-410 PŁOCK UL. ORZECHOWA 27	10	bearer	10
39	JĘDRZEJEWSKI LESZEK	WARSZAWA UL. OKRĄG 8/10 M. 3	1	bearer	1
40	JĘDRZEJEWSKI RAFAŁ	09-400 PŁOCK UL. WIŚNIEWSKIEGO 15 M. 14	1	bearer	1
41	KARASZEWSKI RYSZARD	09-200 SIERPC UL. MIKOŁAJCZYKA 6	1	bearer	1
42	KARPIŃSKI SZYMON	58-308 WAŁBRZYCH UL. OSIEDLE GÓRNICZE 30/19	1	bearer	1
43	KĘDZIERSKI ZDZISŁAW JERZY	71-655 SZCZECIN UL. E.PLATER 92/21	300	bearer	300
44	KLENIEWSKA-WODTKE MAŁGORZATA	09-400 PŁOCK UL. GRADOWSKIEGO 15/37	10	bearer	10
45	KNITTER MARIOLA KNITTER JACEK	KOŚCIERZYNA UL. SKŁODOWSKIEJ 25 B/4 KOŚCIERZYNA UL. PIECHOWSKIEGO 43	14 119	bearer	14 119
46	KOSTYRA TETYANA	BIELSKO-BIAŁA UL. BAŻANTÓW 21 A	100	bearer	100
47	KOTKIEWICZ JÓZEF	09-400 PŁOCK UL. DOBROWOLSKIEGO 6/23	5 000	bearer	5 000
48	KRZYŻANOWSKI GRZEGORZ	94-003 ŁÓDŹ UL. RAJDOWA 20/134	10	bearer	10
49	KULCZYK HOLDING S.A.	00-526 WARSZAWA UL. KRUCZA 24/26	8 333 554	bearer	8 333 554
50	KURASZ JAKUB	02-783 WARSZAWA UL. WOKALNA 8/9	5	bearer	5
51	ŁAGODA ŁUCJA	71-335 SZCZECIN UL. WOJSKA POLSKIEGO 168/1	10	bearer	10
52	ŁOZIŃSKI DARIUSZ ANDRZEJ	11-300 BISKUPIEC UL. PLAŻOWA 17	15	bearer	15
53	MACIEJEWSKI DOMINIK	09-400 PŁOCK UL. BATALIONÓW CHŁOPSKICH 9 M.65	100	bearer	100
54	MADEJEK JAN	20-727 LUBLIN UL. URZĘDOWSKA 24	48	bearer	48
55	MAŁYSKA JERZY	05-126 NIEPORĘT GRABINA UL. MAGNOLII 25	869	bearer	869
56	MIECZNIKOWSKI REMIGIUSZ	09-402 PŁOCK UL. JODŁOWA 2/1	1 500	bearer	1 500
57	MODRZEJEWSKI ANDRZEJ	34-735 NIEDŹWIEDŹ PORĘBA WIELKA 278	8	bearer	8
58	MROCZKOWSCY MAREK I MARYLA	09-409 PŁOCK UL. GENERAŁA ANDERSA 5 M.14	464	bearer	464
59	MYŚLIWIEC MAREK	44-240 ŻORY UL. BIESIADNA 4	154	bearer	154
60	NAFTA POLSKA S.A.	00-013 WARSZAWA UL. JASNA 12	74 076 299	bearer	74 076 299
61	NOWAK KAZIMIERZ	09-400 PŁOCK UL. M.C. SKŁODOWSKIEJ 1/17	2 000	bearer	2 000
62	NOWAK NORBERT	80-703 GDAŃSK UL. SIENNICKA 13/1	5	bearer	5
63	NOWAK WALDEMAR	09-409 PŁOCK UL. BATALIONU ZOŚKA 34	42 000	bearer	42 000
64	NOWICKI ANDRZEJ	01-914 WARSZAWA UL. DANTEGO 1 A/44	4 091	bearer	4 091
65	OLEX MATTHEW	WOODSTOCK ROAD W41DT LONDON	1	bearer	1
66	ORŁOWSKA ALEKSANDRA	14-120 DĄBRÓWNO STARE MIASTO 2	15	bearer	15
67	OTTO MICHAŁ	01-490 WARSZAWA EBRO 30 A	1	bearer	1
68	OTWARTY FUNDUSZ EMERYTALNY DOM	01-031 WARSZAWA AL.JANA PAWŁA II 61 C	730 829	bearer	730 829
69	OTWARTY FUNDUSZ EMERYTALNY PZU "ZŁOTA JESIEŃ"	00-133 WARSZAWA AL. JANA PAWŁA II 24	6 200 000	bearer	6 200 000
70	PĄCZEK KRYSTYNA I HENRYK	RADZYŃ PODLASKI UL. ZBULITOWSKA 38	852	bearer	852
71	POWSZECHNY ZAKŁAD UBEZPIECZEŃ S.A.	00-133 WARSZAWA UL. JANA PAWŁA II 24	3 548 573	bearer	3 548 573
72	POWSZECHNY ZAKŁAD UBEZPIECZEŃ NA ŻYCIE S.A.	00-133 WARSZAWA UL. JANA PAWŁA II 24	6 087 000	bearer	6 087 000
73	PRZYWIECZERSKI DARIUSZ	00-405 WARSZAWA UL. OKRĄG 4/35	1	bearer	1
74	PYSZNA ZYTA GRAŻYNA PYSZNY ANDRZEJ	07-400 OSTROŁĘKA UL. WALECZNYCH 6	78	bearer	78
75	SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MARKETS EQUITY FUND	STYNE HOUSE, UPPER HATCH ST., DUBLIN 2, IRELAND	7 200	bearer	7 200
76	SEREDA JULIAN	33-103 TARNÓW PAWĘZÓW 110 A	10 000	bearer	10 000
77	SKARB PAŃSTWA REPREZENTOWANY PRZEZ MINISTRA SKARBU PAŃSTWA	00-522 WARSZAWA UL. KRUCZA 36 / WSPÓLNA 6	43 633 897	bearer	43 633 897
78	SOFIŃSKA BARBARA	47-220 KĘDZIERZYN-KOŹLE UL. ARKI BOŻKA 1/3	660	bearer	660
79	SOFIŃSKI LESZEK	47-220 KĘDZIERZYN-KOŹLE UL. ARKI BOŻKA 1/3	10	bearer	10
80	STOLTZ MACIEJ STANISŁAW	27-530 OŻARÓW OS. WZGÓRZE 91	95	bearer	95

81	SUPŁACZ JAROSŁAW	09-409 PŁOCK UL. SZARYCH SZEREGÓW 18/20	1	bearer	1
82	SZOPA JERZY	41-103 SIEMIANOWICE UL. WIEJSKA 165	27	bearer	27
83	SZUM JANUSZ	09-410 PŁOCK UL. ZUBRZYCKIEGO 20	6 367	bearer	6 367
84	SZYPRYT JAN STANISŁAW SZYPRYT ŁUCJA	09-400 PŁOCK UL. POLNA 18/78	1	bearer	1
85	ŚLIWIŃSKI MICHAŁ	94-002 ŁÓDŹ UL. SPRINTERÓW 7/31	1	bearer	1
86	TATARSKI JANUSZ	57-100 STRZELIN UL.ŁĄKOWA 33	10	bearer	10
87	TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST)	500 EAST BROWARD BLVD, FLORIDA 33394, USA	1 068 116	bearer	1 068 116
88	TEMPLETON DEVELOPING MARKETS TRUST	500 EAST BROWARD BOULEVARD 33-394 SUITE 2100 FL USA	5 110 190	bearer	5 110 190
89	TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC.	500 EAST BROWARD BOULEVARD FLORIDA FORD LAUDER	99 100	bearer	99 100
90	TEMPLETON EMERGING MARKETS FUND	5 KING ST. WEST POBOX4070 STATA TORONTO, ONTARIO	906 706	bearer	906 706
91	TEMPLETON EMERGING MARKETS FUND INC.	32 SOUTH STREET 21202 BALTIMORE MARYLAND USA	551 850	bearer	551 850
92	TEMPLETON EMERGING MARKETS FUND LUXEMBOURG	26 BOULEVARD ROYAL L-2449 LUXEMBOURG	16 290	bearer	16 290
93	TEMPLETON EMERGING MARKETS INVESTMENT TRUST PLC	20 CASTLE TERRACE SALTIVE COUR EDINBURGH EH1 2EH, SCOTLAND	3 697 933	bearer	3 697 933
94	TEMPLETON INSTITUTIONAL FUNDS INC. - EMERGING MARKETS SERIES	500 EAST BROWARD BOULEVARD 33-394 SUITE 2100 FLORIDA, USA	4 599 165	bearer	4 599 165
95	TEMPLETON INTERNATIONAL EMERGING MARKETS FUND	500 EAST BROWARD FORT LAUDERDALE, FLORIDA USA	730 319	bearer	730 319
96	TOWARZYSTWO UBEZPIECZEŃ I REASEKURACJI WARTA S.A.	00-805 WARSZAWA UL. CHMIELNA 85/87	5 190 000	bearer	5 190 000
97	TOWARZYSTWO UBEZPIECZEŃ NA ŻYCIE "WARTA - VITA" S.A.	00-805 WARSZAWA UL. CHMIELNA 85/87	110 000	bearer	110 000
98	TYC JAROSŁAW	66-600 KROSNO ODRZAŃSKIE DĄBKI 4	100	bearer	100
99	WALĄG ANDRZEJ	33-330 GRYBÓW SIOŁKOWA 142	5	bearer	5
100	WALCZAK WALDEMAR	99-300 KUTNO UL. KASZTANOWA 23	55	bearer	55
101	WARTA TRZECIOFILAROWY ZRÓWNOWAŻONY FUNDUSZ INWESTYCYJNY OTWARTY	WARSZAWA UL. SOLEC 48	6 000	bearer	6 000
102	WASILEWSKI LESZEK	81-589 GDYNIA UL. TRUSKAWKOWA 23	5	bearer	5
103	WIERZBOWSKI JAN	07-410 OSTROŁĘKA UL. E. PLATER 5	20	bearer	20
104	WŁOSIŃSKI STANISŁAW	09-407 PŁOCK UL. DOBROWOLSKIEGO 13/27	100	bearer	100
105	WOJTANOWICZ KRZYSZTOF	81-601 GDYNIA AMONA 9	10	bearer	10
106	ZURICH OTWARTY FUNDUSZ EMERYTALNY	02-672 WARSZAWA UL. DOMANIEWSKA 41	1 700 000	bearer	1 700 000
TOTAL			**289 584 380**	bearer	**289 584 380**

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Management Board
Released	18:11 1 Jul 2002
Number	0380Y

Current report no 60/2002 dated 01 July, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company informs that Mr Krzysztof Cetnar's, Financial Vice President, mandate and three year term of office has expired on June 28, 2002 - the day of the Ordinary General Meeting of Shareholders which approved the Management Board's report on the Company's performance and the Company's financial report for 2001.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Company's Articles of Assoc.
Released 18:07 1 Jul 2002
Number 0375Y

Current report no 59/2002 dated July 1st, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company hereby publishes the unified text of Articles of Association of Polski Koncern Naftowy ORLEN S.A. as a attachment to the resolution no 68 *(see: current report dated 28 June 2002).*

ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna

(joint stock company) with its registered office in Plock

(unified text)

§ 1

Founding, Founder and the Company

1

The Company was founded as a result of the transformation of a state-owned company named Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on principles stated in regulations concerning the privatisation of public companies.

2

The founder of the Company is the State Treasury.

3

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka Akcyjna. The Company can use the abbreviated business name of PKN ORLEN S.A.

§ 2

Registered office, business activities and scope of action.

1

The registered office for the Company is in Plock.

2

The Company's business undertakings are:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);

2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular:

   trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;

3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;

4. conducting transportation activity with road, rail, sea and pipeline transport;

5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;

6. providing services connected with the Company's business activities, in particular:

a. sea and land reloading;
b. fuels and gases purification, including leading, dyeing, adding of the components;

1. buy-out, turnover and processing of used oils and other chemical waste;
2. generation, transmission and turnover of electric and heat power;
3. carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
4. metal production and plastic processing;
5. running of fuel stations, coffee-shops, restaurants and hotels;
6. conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;
7. running educational activity, conducting vocational schools as well as social and living activities.

3

The Company operates on the territory of the Republic of Poland and beyond its borders.

4

The Company is allowed to purchase and sell shares and stakes of other companies; buy, sell, lease or rent enterprises, companies and other entities, real estate, movables and property law (real chattels) buy or sell titles to revenues or property of other entities; set up commercial law companies and civil partnerships; take part in join-ventures; create branches, offices, representative offices and other organisational units; as well as perform any other legal and factual actions permitted by law within the scope of the Company's business activities.

5

Within the Company, there have been created 12 Regional Organisational Units, with their registered offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Waraszawa, Nowa Wies Wielka, Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer according to art. 3 of the Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics.

§ 3

Initial capital and shares

1

The Company's initial capital accounts for PLN 525 221 421.25 (five hundred and twenty five million two hundred and twenty one thousand four hundred and twenty one point two five PLN) and is divided into 420 177 137 (four hundred and twenty million one hundred and seventy seven thousand one hundred and thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a. 336 000 000 (three hundred and thirty six million) bearer series A shares, numbered from A-000000001 to A-336000000;
b. 6 971 496 (six million nine hundred and seventy one thousand four hundred and ninety six) bearer series B shares, numbered from B 0000001 to B-6971496;
c. 77 205 641 (seventy seven million two hundred and five thousand six hundred and forty one) bearer series C shares, numbered from C-00000001 to C-77205641.

2

The company is not allowed to exchange bearer shares into registered shares.

3

The Company's capital can be increased on the basis of a resolution of the General Meeting of Shareholders allowing the issue of new bearer or registered shares or rising

the nominal value of the existing shares.

The share capital can also be raised directly from the profit, from the supplementary capital or other Company's capitals."

§ 4

Redemption of Shares

The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders.

§ 5

The company's supplementary capital and reserve capitals

1

The Company establishes supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should total at least 8% of the net profit for each year ending 31 December and should not be suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital. The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement.

2

The Company establishes a capital reserve (fund) from write-offs from net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also increase of the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law.

§ 6

Profit designation

The net profit is designated for the dividend payment, the Company's capitals and funds and other purposes, on the basis of rules specified by the General Meeting of Shareholders.

§ 7

General Meeting of Shareholders

1

A General Meeting of Shareholders is held at the Company's registered office or can be held in Warsaw.

2

A General Meeting of Shareholders is convened by the Management Board in situations specified in the Company's Articles of Association or Commercial Code.

3

An ordinary General Meeting of Shareholders should be held within six months of the end of every financial year for the Company.

4

An extraordinary General Meeting of Shareholders is convened by the Management Board on their own initiative, on the motion of the Supervisory Board or on the motion of a shareholder or shareholders representing not less than one tenth of the Company's initial capital, within 14 (fourteen) days from placing such motion. The motion demanding the convening of the General Meeting should include specific issues for the agenda. The motion does not need any justification.

5

The Supervisory Board can convene an extraordinary General Meeting of Shareholders any time they put a motion to do so and the Management Board fails to convene a meeting within the prescribed time.

6

A General Meeting of Shareholders is convened in an announcement in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy" at least three weeks before the date of the Meeting.

The competencies of the General Meeting of Shareholders are in particular the following:

1. consideration and approval of the Company's financial statement, annual report on the Company's performance, consolidated financial statement of the Company's capital group and the financial statement of the capital group for the previous financial year;

2. approving the performance of the Supervisory Board members and Management Board members;

3. passing resolutions on the allocation of profit and the covering of losses as well as on the consumption of funds created from profit, with restrictions to special regulations designating a different way for their consumption;

4. appointing the Supervisory Board members and establishing principles for their remuneration;

5. increasing and decreasing the initial capital unless otherwise stated in the Code of Commercial Companies and the Company Articles of Association;

6. passing resolutions on any decisions relating to claims for the rectification of damages caused during the establishment of the Company or during its supervision or management;

7. passing resolutions approving the sale and lease of the Company's enterprise or its self-operating part and establishing a limited property law on such enterprise or its self-operating part;

8. passing resolutions on approving sale of the property / real estate, whose net book value exceeds one twentieth of the initial capital;

9. resolutions on changes to the Company's Articles of Association;

10. creating and liquidating supplementary capitals and other capitals and funds of the Company;

11. passing resolutions on the redemption of shares and buying shares in order to

    redeem as well as establishing the principles of their redemption;

12. issuing convertible bonds or bonds with pre-emptive rights;

13. passing resolutions on winding-up the Company, its liquidation, restructuring as well as merger with another company.

8

With restrictions to different provisions stated in the Commercial Code and the Articles of Association, resolutions of the General Meeting of Shareholders are passed with an absolute majority of votes cast, while votes cast mean votes "for", "against" and "abstain".

9

Resolutions of the General Meeting of Shareholders regarding premium shares and concerning merger of companies when all the Company's assets are transferred to another company, winding-up of the Company (including winding-up due to relocation of the Company's registered office abroad), liquidation of the Company, its restructuring and decrease of the initial capital by cancellation of part of the shares without simultaneous increase of the capital are passed with majority of 90% votes cast.

10

With restriction to item 11, one share gives the right to one vote on the General Meeting of Shareholders. The shareholders participate and exercise their voting rights in person or through a duly authorised representative.

11

The voting rights of the Company's shareholders is restricted in the way that on the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting right by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares.

12

In compliance with appropriate provisions of the Commercial Code the change of the Company's business undertaking can be executed without the buy-out of shares.

§ 8

Supervisory Board

1

The Company's Supervisory Board consists of six to nine members, including the Chairman, Vice-Chairman and the secretary.

2

Members of the Supervisory Board are appointed and recalled in the following manner:

1. the State Treasury represented by the minister of the State Treasury is entitled to appoint and recall one member of the Supervisory Board;

2. other members of the Supervisory Board, including all members mentioned in item 5 of this article are appointed and recalled by the General Meeting of Shareholders.

The State Treasury privilege to appoint one member of the Supervisory Board expires at the moment the State Treasury sells its all shares of the Company.

3

Members of the Supervisory Board are appointed for three years. Individual members of the Supervisory Board as well as whole Supervisory Board can be recalled on any day before the expiry of their term of office.

4

The Chairman of the Supervisory Board is appointed by the General Meeting of Shareholders. The Vice-Chairman and the secretary are elected by the Supervisory Board from amongst themselves.

5

At least two members of the Supervisory Board have to comply with the following

provisions:

1. he is not an employee of the Company or the Affiliated Entity;

2. he is not a member of the supervisory or management authorities of the Affiliated Entity;

3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate.

Any member who did not comply or stopped complying with the above provisions should be immediately recalled.

In the respect to these Articles of Association "the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.

In the respect to these Articles of Association an entity is "Dependent Company" towards another entity (Dominant Entity) if Dominant Entity:

a. has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or

b. is entitled to appoint or recall majority of members of other entity (Dependent Entity) management authorities, or

c. more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in dependence relation towards Dominant Entity towards the Company.

Statements in this article came into effect on the day of the General Meeting of Shareholders approval of the Company's financial statement for year 1999.

Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, the Supervisory Board session should be convened on the written application of a shareholder or shareholders representing at least one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks of the receipt of such application and should be held not later than within three weeks from the day of receipt of such application.

7

Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session.

8

Sessions of the Supervisory Board can only take place when all its members have been properly invited. Sessions can also be held without formal convening when all members of the Supervisory Board are present and grant their consent both to hold the session and to put specific issues on the agenda.

9

1. With the restriction to point 2 of this item, the resolutions of the Supervisory Board are passed with an absolute majority of the votes cast in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".

2. In order to recall individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution.

10

The Supervisory Board passes the Constitution of the Supervisory Board specifying its organisation and performance.

11

The Supervisory Board exercises permanent supervision over the Company's activities

Furthermore, the competencies of the Supervisory Board include:

1. with restriction to point 3 of item 1 of article 9, appointing and recalling a president, vice-presidents and other members of the Management Board;

2. representing the Company in contracts with the Management Board, including their contracts of employment;

3. suspending the activities of individual or all members of the Management Board for important reasons, as well as delegating members of the Supervisory Board to temporarily perform the duties of members of the Management Board not able to perform their functions;

4. passing the Constitution of the Management Board;

5. selecting an authorised auditor to audit the Company's and its capital group's financial statements in accordance with Law on Accounting;

6. assessment of the financial statement in respect of its accuracy both with books, documents and actual state; assessment of the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of loss, and the submission in writing of an annual report on the results of the above assessments to the General Meeting of Shareholders;

7. reviewing issues submitted by the Management Board to be presented to either ordinary or extraordinary General Meeting of Shareholders;

8. granting consent to members of the Management Board to take positions in supervisory or management authorities of other entities and to collect remuneration due to such activities;

9. granting consent to realise investment projects and incur liabilities resulting from these investments in case the expenses or charges due to such activity will exceed the equivalent of half of the Company's initial capital;

10. setting the scope, accuracy and time of submitting by the Management Board economic and technical plans and long-term strategic plans;

11. approving long-term strategic plans;

12. reviewing annual economic and technical plans;

13. giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital;

14. giving assent on the Management Board motion, to purchase property / real estate or share in such property / real estate, whose value according to the purchase net price exceeds one fortieth of the initial capital.

The Management Board is obliged to obtain the Supervisory Board's consent in order to perform the following activities:

1. setting up a foreign branch abroad;

2. sale or encumber, on the basis of one or several connected legal activities, fixed assets whose net book value exceeds one twentieth of the assets value according to the latest financial statement approved by the General Meeting of Shareholders;

3. sale or encumber, in any possible way, shares or stakes in the following companies: Naftoport Sp. z o.o., Inowroclawskie Kopalnie Soli S.A. and in a company which will be created in order to run the pipeline transport of liquid fuels;

4. incurring other liability which on the basis of one or several connected legal actions exceeds an equivalent of one fifth of the initial capital, with exclusion of the following:

a. activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans;

b. activities which in order to be performed need consent of the General Meeting of Shareholders.

1. realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital;

2. exercising by the Company its voting right on general meetings and partners meetings of dependent entities and other entities, if value of possessed by the Company shares or stakes, set on the basis of the price they had been bought for or acquired, amounts to more than one fifth of the Company's initial capital, in the following cases:

- merger with another company and restructuring of the company
- sale and lease of the Company's undertaking and establishing the right of use on it
- changes to the articles of association or the statute
- winding-up of the company.

1. creating commercial law companies and joining to existing companies, as well as for contribution to cover shares or sell shares, if the Company's capital engagement in a given company so far or engagement which the Company is about to achieve as the result of the buying or acquiring of shares, calculated on the basis of share sale or acquisition price, exceeds one tenth of the initial capital, excluding buying or

acquiring shares as a result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities.

13

1. Until the General Meeting approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted "for" by the member appointed by the State Treasury in order to be passed.

2. As long as the State Treasury has the right to appoint the member of the Supervisory Board, resolutions on granting consent to perform activities mentioned in item 12 point 3 of this article in order to be passed require voting "for" by the member appointed by the State Treasury.

14

Upon the request of at least two members, the Supervisory Board is obliged to consider undertaking the supervisory activities mentioned in such request.

15

As it is the case with members of the Management Board, members of the Supervisory Board who are delegated to perform permanent individual supervision cannot hold competing interests. Also their participation in competitive companies is limited.

§ 9

Management Board

1

1. The Company's Management Board consists of five to nine members, including President and Vice-Presidents of the Management Board.

2. Members of the Management Board are appointed and recalled by the Supervisory Board.

3. One member of the Management Board is appointed and recalled by the Supervisory Board on the application of a person authorised by the State Treasury Ministry until the State Treasury sells the last share of the Company. The provisions of this item came into effect on the date of holding the ordinary General Meeting of Shareholders approving the Company's financial statement for the year 1999.

The Company's representing party in contracts between the Company and the members of the Management Board including contracts of employment is the Supervisory Board

3

1. The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all Management Board may be recalled at any time before their term of office expires.

2. The Supervisory Board may suspend the President, Vice-Presidents, individual members and all Management Board in their activities for serious reasons.

4

Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together

- one member of the Management Board acting together with the commercial representative.

One member of the Management Board is authorised to make declarations of intent and sign on behalf of the Company in situations regarding incurring liabilities and performing disposal activities of an ordinary Management Board at no more value than PLN 50 000 (fifty thousand).

5

The Management Board passes organisational by-laws of the Company's undertaking.

6

The Management Board passes the Constitution of the Management Board, which specifies in detail the Management Board structure, and its way of performing the Company's activities. The Constitution as well as each change to it comes into effect at the moment of its approval by the Supervisory Board.

7

Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the ordinary board, which will be specified in the Constitution of the Management Board.

2. Sale of property / real estate or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.

3. Purchase of property / real estate or share in such property / real estate, whose value

according to purchase net price does not exceed one fortieth of the initial capital.

4. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price exceeds one fortieth of the initial capital. The purchase will only take place after prior approval of the Supervisory Board.

8

While performing the Company's activities the Management Board is subject to limitations due to law regulations, provisions of the Articles of Association and resolutions of the General Meeting of Shareholders.

9

The Management Board is obliged to work out and pass annual economic and technical plans as well as long-term strategic plans in form, scope and time determined by the Supervisory Board.

10

The Management Board is obliged to prepare and present to the Supervisory Board:

1. the annual financial statement of the Company - within three months of the end of the financial year;
2. the annual financial statement of the capital group for the previous financial year - within six months of the end of the financial year.

§ 10

Duration and the financial year of the Company

1

The duration of the Company is unlimited.

2

The Company's financial year is the calendar year.

§ 11

Other provisions

1

All Company's announcements considered obligatory by law and the Articles of Association will be published in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy".

2

The term "Capital Group" mentioned above means capital group in respect of the accounting regulations.

3

Unless otherwise stated in the Company's Articles of Association or suggested by context or wording of individual provisions of this Articles of Association, "the Company" used here and above means Polski Koncern Naftowy ORLEN Spolka Akcyjna.

END

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Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Supervisory Board
Released	18:00 1 Jul 2002
Number	0373Y

Current report no 58/2002 dated 01 July, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company informs that the Ordinary Meeting of Shareholders on June 28, 2002 dismissed from the Supervisory Board:

1. Andrzej Herman

2. Krzysztof Kluzek

From June 28, 2002 the Ordinary Meeting of Shareholders appointed to the Supervisory Board:

1. Jozef Wozniakowski

2. Krzysztof Kluzek

and moreover the Ordinary Meeting of Shareholders appointed Mr Maciej Gierej to hold position of the Chairman of the Supervisory Board.

Mr Jozef Wozniakowski - age 55, graduated from Lodz University, Faculty of Mathematics, Physics and Chemistry (major in chemistry). In 1976 he held a position of Regional Director at ZAIKS (Authors Association) then from 1977 to 1981 he was a Managing Director at "ART" Artistic Company. Between 1982 and 1989 he held positions of Managing Director and corporate agent of P.Z. LEYLA, P.Z. FORTON. From 1992 to 1994 Bank Handlowy assigned him to hold position of President of the Management Board at PHZ "IMPEX" joint stock company in order to carry out liquidation and then insolvency procedures. He also held position of Managing Director at Bankowy Dom Handlowy (100% owned by Kredyt Bank S.A.). Between 1996 – 1997 he was an Adviser to the Minister of Administration and Interior Affairs. From 1997 he has run self-owned Economic Consulting Agency (Doradztwo Gospodarcze) in Lodz. Mr Wozniakowski is also a certified stockbroker. Moreover, he is a member of Supervisory Board of £odzka Regionalna Kasa Chorych, member of Supervisory Board of Petrochemia Blachownia (Ciech) S.A. and member of charity organisations among which there is Fundacja Ochrony Polsko – Niemieckiego Dziedzictwa Kulturowego (Polish-German Heritage Protection Association), Stowarzyszenie DOM Polski (Polish HOME Association) and Stowarzyszenie "Ordynacka" ("Ordynacka" Association).

Newly elected member of the Supervisory Board is not involved in any activity competitive with PKN ORLEN and is not partner of any competitive company. He is not member of any board of a competitive capital company and is not on the list of insolvent debtors kept on record on the National Court Register Act.

<u>*About PKN ORLEN SA*</u>

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Result of OGM
Released	10:35 1 Jul 2002
Number	9697X

Current report 57/2002 dated June 28, 2002

Polski Koncern Naftowy ORLEN S.A., Central Europe's largest downstream oil company hereby publishes resolutions passed at the Ordinary General Meeting of Shareholders on 28 June 2002:

RESOLUTION No 1

of

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding appointment of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Commercial Companies Code and with respect to § 5 of the Constitution of the General Meeting of Shareholders of PKN ORLEN SA, the Ordinary General Meeting of Shareholders of PKN ORLEN SA hereby elects Mr Jerzy Modrzejewski (Ph.D) to the position of the Chairman of the Ordinary General Meeting of Shareholders.

The above resolution was passed in a secret voting.

RESOLUTION No 2

of

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding the Agenda of the Ordinary General Meeting of Shareholders

1. Opening;
2. Election of the Chairman of the meeting;
3. Affirmation of the legality of the meeting ;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on performance of PKN ORLEN together with presentation of PKN ORLEN's financial results for the periods ending December 31, 2001 with a motion concerning profit distribution for the year ending December 31, 2001.
7. Presentation of the Supervisory Board's Report on the Management Board's Performance Report
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2001;
9. Passing of a resolution concerning distribution of profit made by PKN ORLEN in 2001;
10. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2001;
11. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2001;
12. Passing of resolution concerning approval for disposal (sale or lease) of self-operating properties / entities of the Company;
13. Passing of resolutions concerning changes in Resolution No 6 passed by the Extraordinary General Meeting of Shareholders on 21st February 2002 and regarding the relevant approvals, which are requested on the basis of the provisions of law and the Company's Articles of Association, for the establishment of a joint venture company with Bassell Europe Holdings B.V. and the contribution to this joint venture the self-operating entity / properties (including real estate) of PKN ORLEN's Polymers Block;
14. Passing of a resolution concerning changes to the Company's Articles of Association ;
15. Passing of a resolution concerning changes to the Constitution of the General Meeting of Shareholders of PKN ORLEN;
16. Passing of a resolution concerning changes to the rules of the Management Option Programme in PKN ORLEN;
17. Changes in the Supervisory Board of PKN ORLEN;
18. Closure of the General Meeting of Shareholders.

RESOLUTION No 3

of

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding election of the Vote Counting Commission

§ 1

Acting under § 8 of the Constitution of the General Meeting of Shareholders of PKN ORLEN SA, the Ordinary General Meeting of Shareholders of PKN ORLEN SA hereby appoints the following members of the Vote Counting Commission:

- Robert Baranowski
- Dariusz Kusiak
- Natasza Wochowska

The above resolution was passed in a secret voting.

RESOLUTION No 4

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the Management Board's report on the Company's performance and the Company's financial report for 2001

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders having been made aware of the Supervisory Board's opinion, hereby approves:

- the Management Board report on the Company's performance,
- the Company's financial statement for the period from January 1 to December 31, 2001, including the balance sheet verified by the auditor as of December 31, 2000 containing assets and liabilities amounting to PLN 11,974,766,555.69 with profit and loss account for the period from January 1, 2001 to December 31, 2001

showing net profit of PLN 248,026,419.00 and cash flow statement with the net outflow of PLN - 18,209,215.28 (minus eighteen million two hundred nine thousand two hundred fifteen zlotys and twenty eight groszys).

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 7

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding distribution of the profit made by the Company in year 2001 together with dividend day and payment

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. divides the net profit of PLN 248.026.419,00 made by the Company in the financial year 2001 in the following way:

i. for the supplementary capital - PLN 197,605,162.56

ii. for the dividend payment - PLN 50,421,256.44, PLN 0,12 per share.

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. sets the dividend day on July 1, 2002

§ 3

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. of sets the date for payment of the dividend for the financial year 2001 as August 1, 2002.

§ 4

The resolution comes into effect on the day of passing.

RESOLUTION No 8

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the performance of the President of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General

Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Andrzej Mikolaj Modrzejewski, President of the Management Board, in the financial year ended 31 December 2001

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 9

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the performance of a Vice-President of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Marek Mroczkowski, Vice-President of the Management Board, in the financial year ended 31 December 2001

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 10

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of Vice-President of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Jaroslaw Teofil Tyc, Vice-President of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 11

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the performance of a Vice President of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Krzysztof Piotr Cetnar, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 12

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Czeslaw Adam Bugaj, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 13

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of thePolski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Andrzej Dretkiewicz, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 14

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of thePolski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Tadeusz Stanislaw Szczerba, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 15

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Wladyslaw Wawak, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 16

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Wojciech Jerzy Weiss, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 18

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board Secretary

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Andrzej Bankowski, the Supervisory Board Secretary, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 17

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Janusz Wojcik, the Supervisory Board Member in the period from January 1, 2001 to January 10, 2001, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 19

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Grzegorz Zarebski, the Supervisory Board Chairman, in period from January 1, 2001 to January 10, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 20

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Michal Frackowiak, the Supervisory Board Member, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 21

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board Vice Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Ludomir Handzel, the Supervisory Board Vice Chairman in period from January 1, 2001 to January 14, 2001, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 22

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of performance of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves performance of Mr Andrzej Herman, the Supervisory Board member in the period from January 1, 2001 to December 31, 2001, the Supervisory Board Chairman, in period from May 14, 2001 to December 31, 2001 in the financial year ended 31 December 2001

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 23

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Szczepan Targowski, the Supervisory Board Member, in the period from January 1, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 24

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Marek Wasowicz, the Supervisory Board Member, in the period from January 1, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 25

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Ms Kalina Grzeskowiak Gracz, the Supervisory Board Member, in the period from January 1, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 26

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of Polski Koncern Naftowy ORLEN S.A. Supervisory Board Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Marek Latacz, the Supervisory Board Chairman, in the period from

January 10, 2001 to May 14, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 27

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of Polski Koncern Naftowy ORLEN S.A. Supervisory Board Secretary

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Marcin Gizewski, the Supervisory Board member, in the period from January 10, 2001 to December 31, 2001, and the Supervisory Board Secretary in the period from February 1, 2001 to December 31, 2001, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 28

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Aleksander Olas, the Supervisory Board Member, in the period from January 10, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 29

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of Polski Koncern Naftowy ORLEN S.A. Supervisory Board Vice Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Jerzy Idzikowski, the Supervisory Board Member in the period from January 10, 2001 to December 31, 2001 and the Supervisory Board Vice Chariman in the period from June 4, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 30

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Stanislaw Kondracikowski, the Supervisory Board Member, in the period from May 14, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 31

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Jaroslaw Cholodecki, the Supervisory Board Member, in the period from May 14, 2001 to September 19, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 32

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Andrzej Tuszynski, the Supervisory Board Member, in the period from September 19, 2001 to November 21, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 33

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Slawomir Golonka, the Supervisory Board Member, in the period from November 21, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 34

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding giving assent to sell the Company's self-operating entities

§ 1

Under art. 393 point 3 of the Code of Commercial Companies and § 7 item 7 point 7 of the Company's Articles of Association, The Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby gives its assent to sell or lease the following self-operating entities of the Company:

1. Oil Products Storage Facility No 7 in Konskie,

2. Oil Products Storage Facility No 7 in Trzebiatow,

3. Oil Products Storage Facility No 12 in Czechowice - Dziedzice,

4. Oil Products Storage Facility No 13 in Rawicz.

§ 2

The sale of facilities will be executed through a tender at the price not lower than 50% of market value set after valuation by a property expert.

§ 3

In case of failure of the first tender in the course of action stated in § 2, the sale will be executed through dissemination of an invitation for offers after the Management Board has previously agreed procedure and set the price.

§ 4

The resolution comes into effect on the day of passing.

RESOLUTION No 36

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change of Resolution No 6 of the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 21 February 2002

§ 1

Under art. 395 § 5 and 393 point 3 of the Code of Commercial Companies and § 7 item 7 point 7 and 8 of the Articles of Association, the General Meeting of Shareholders decides to amend Resolution No 6 - passed by the Extraordinary General Meeting of Shareholders on 21 February 2002 regarding giving the relevant assents, which are required upon the provisions of law and the Company's Articles of Association, for the establishment of a joint venture company with Bassell Europe Holdings B.V. and contribution to this joint venture of Polski Koncern Naftowy ORLEN S.A's self operating Polymers Block (including properties) - through:

change of the date of 30 June 2002, as in point 3 of Resolution No 6, and defining the day of 30 September 2002 as the execution date of entering into a JV Agreement upon

conditions approved by the Mamangement of Polski Koncern Naftowy ORLEN S.A. The JV Articles of Association constitute an Appendix to the JV Agreement.

Other provisions of Resolution No 6 of Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 21 February 2002 remain unchanged.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 37

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding the State Treasury motion regarding voting the amendments to the Articles of Association in a form of separate resolutions.

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN decides to vote each amendment to the Articles of Association in a form of a separate resolution.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 38

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

1. In the whole document "share capital" and "Commercial Code" are replaced with "initial capital" and "Code of Commercial Companies", respectively.

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 40

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 4 as below:

"The Company's shares can be redeemed on the basis of a resolution of the General Meeting of Shareholders and according to rules strictly there specified. Redemption takes place from net profit or by decreasing the share capital. On the basis of a resolution of the General Meeting of Shareholders the Company is allowed to buy its own shares in order to redeem them."

was replaced with the following:

"The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders."

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 41

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 5 item 1 as below:

"The supplementary capital is created from write-offs from net profit. The annual write-offs for the supplementary capital cannot be less than 8% (eight per cent) of the annual profit. The deduction for the supplementary capital can be suspended in the event that it exceeds the value of one third of the share capital. The supplementary capital is assigned both to cover balance sheet losses which may arise in connection with the Company's business activity and to increase share capital. However, part of the supplementary capital amounting to one third of the share capital may only be used to cover balance sheet losses."

was replaced with the following:

"The Company sets up supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should total at least 8% of the net profit for each year ending 31 December and should not be suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital. The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement."

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 42

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 5 item 2 as below:

"Reserve capital and special assignment funds may be created or cancelled on the basis of a resolution of the General Meeting of Shareholders."

was replaced with the following:

"The Company establishes a capital reserve (fund) from write-offs from net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also increase of the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law."

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 43

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 7 item 1 as below:

"A General Meeting of Shareholders is held at the Company's registered office."

was replaced with the following:

"A General Meeting of Shareholders is held at the Company's registered office or can be held in Warsaw."

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 44

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 7 item 7 point 2 as below:

"approving the performance of the Supervisory Board and Management Board."

was replaced with the following:

"approving the performance of the Supervisory Board members and Management Board members."

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 45

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 7 item 7 point 4 as below:

"appointing the Supervisory Board and establishing principles for their remuneration"

was replaced with the following:

"appointing the Supervisory Board members and establishing principles for their remuneration"

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 46

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§7 item7 point 5 as below:

"increasing and decreasing the share capital"

was replaced with the following:

"increasing and decreasing the initial capital unless otherwise stated in the Code of Commercial Companies and the Company Articles of Association"

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 48

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§7 item7 point 12 as below:

"issuing bonds, including convertible bonds"

was replaced with the following:

"issuing convertible bonds or bonds with pre-emptive rights'

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 52

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 8 item 6 as below:

"Sessions of the Supervisory Board are held when necessary, however not less frequently than once every two months. Moreover, the Supervisory Board session should be convened on the written application of a shareholder or shareholders representing at least one tenth of the share capital, or of at least one third of the members of the Supervisory Board or Management Board of the Company. The session should be convened within a week of the submission of such application and should be held not later than within two weeks of the session convening."

was replaced with the following:

"Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, the Supervisory Board session should be convened on the written application of a shareholder or shareholders representing at least one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks of the receipt of such application and should be held not later than within three weeks from the day of receipt of such application."

§ 2

The resolution comes into effect on the day of registering changes to the Articles of

RESOLUTION No 53

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 8 item 7 as below:

"Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session cannot be convened by the Chairman this duty might be fulfilled by the Vice-Chairman or the secretary of the Supervisory Board."

was replaced with the following:

"Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session."

§ 2

The resolution comes into effect on the day of registering changes to the Articles of

Association as in § 1.

RESOLUTION No 56

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§8 item 11 point 2 as below:

"establishing the principles for employment of the Management Board members"

was replaced with the following:

"representing the Company in contracts with the Management Board, including their contracts of employment"

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 57

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 8 item 11 point 6 as below:

"reviewing the financial statement in respect of its correctness both with books and documents and actual state; reviewing the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of losses, and submitting an annual report on the results of the above reviews to the General Meeting of Shareholders "

was replaced with the following:

"*assessment of the financial statement in respect of its accuracy both with books, documents and actual state; assessment of the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of loss, and the submission in writing of an annual report on the results of the above assessments to the General Meeting of Shareholders*"

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 61

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding change in the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9) the General Meeting of Shareholders of PKN ORLEN hereby publishes proposed changes to the Company's Articles of Association:

§ 8 item 13 as below:

"Until the General Meeting of Shareholders approves the financial statements for the financial year 2005 resolutions on granting consent to perform activities mentioned in item 12 point 2 of this article in order to be passed require voting "for" by the member appointed by the State Treasury."

was replaced with the following:

"Until the General Meeting approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted "for" by the member appointed by the State Treasury in order to be passed."*

*not applicable in English version - new Code of Commercial Companies replaces "the General Meeting of Shareholders" with the term "General Meeting", however for clarity reasons the term "the General Meeting of Shareholders" is used in this document and in all draft resolutions)

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No 68

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the Company's Articles of Association.

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9), having considered changes to the Articles of Association approved by the General Meeting of Shareholders of PKN ORLEN S.A., the General Meeting of Shareholders hereby decides to approve the unified text of the Company's Articles of Association (attached to this resolution):

§ 2

The resolution comes into effect on condition that resolutions of the General Meeting of Shareholders of PKN ORLEN S.A. regarding changes to the Company's Articles of Association passed on 28 June 2002 are registered (as in art. 89 of the Civil Code).

The unified text of the Articles of Association shall be released shortly.

RESOLUTION No 69

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding changes to the Constitution of General Meeting of Shareholders

§ 1

1. § 1 item 1 as below:

Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Commercial Code and the Articles of Association.

To be replaced with the following

"Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Code of Commercial Companies and the Articles of Association."

2. § 1 item 2 as below:

Proceedings of General Meeting of Shareholders are under regulations of the Commercial Code, Law on Public Trading of Securities, the Articles of Association and the hereby Constitution.

To be replaced with the following:

Proceedings of General Meeting of Shareholders are under regulations of the Code of Commercial Companies, Law on Public Trading of Securities, the Articles of Association and the hereby Constitution.

3. § 2 item 8 as below:

General Meeting of Shareholders - General Meeting of Shareholders of the Company

To be replaced with the following:

General Meeting of Shareholders - General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A.

4. § 3 point 2 sub-point b as below:

their addresses

to be replaced with the following:

"their addresses, however natural persons can provide an address for service instead of home address."

5. In §3 item 4 as below to be deleted:

Four (4) days prior to General Meeting of Shareholders Depositary submits to the Management Board a list of owners of Depositary Receipts that had instructed Depositary as for the voting at General Meeting of Shareholders together with the number of Depositary Receipts with relation to which they'd forwarded the instructions.

6. In § 7 numeration of paragraphs changes as below:

item 5 to become item 4;

item 6 to become item 5;

item 7 to become item 6;

item 8 to become item 7;

item 9 to become item 8.

7. § 4 item 1 as below:

General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In case of their absence the Meeting will be opened by any member of the Supervisory Board.

To be replaced with the following:

"General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In case of their absence, the Meeting will be opened either by the President of the Management Board or a person appointed by the Management Board."

8. In § 5 item 3 as below to be deleted:

   After closing the list of candidates to be appointed the Chairman, the person opening General Meeting of Shareholders will order signing the roll by the participants of General Meeting of Shareholders, then he/she will put his/her signature on the roll and announce a number of shareholders (or their representatives) taking part in General Meeting of Shareholders. He/she will also announce a number of votes to which particular shareholders are entitled and after this he/she will order the voting.

9. § 5 item 4 as below:

The way the Chairman is voted proceeds with alphabetical order. Each candidate is voted separately. This candidate who received the biggest number of "for" votes is appointed the Chairman.

To become item 3 and be given the following wording:

"The Chairman is voted in a secret voting. Each candidate is voted separately and in alphabetical order. This candidate who receives the biggest number of "for" votes is appointed Chairman, with the restriction that the Chairman appointment resolution should be passed with an absolute majority of votes."

10. In § 5 item 5 becomes item 4.

11. In § 5 item 6 as below to be deleted:

Should there be only one candidate the appointment can be executed by acclamation. In such a case item 3 § 5 is not effective.

12 In § 6 item 3 as below to be deleted:

The Chairman bears full responsibility for his decisions made during General Meeting of Shareholders. Decisions of the Chairman are final and participants of General Meeting of Shareholders cannot appeal against such decisions to General

Meeting of Shareholders.

Therefore item 4, § 6 becomes item 3.

13. In § 7:

Item 4 becomes 7

Item 5 becomes 8

14. In § 7 item 4 to be added as below:

Following a motion of shareholders having one tenth of the initial capital represented at the General Meeting of Shareholders, the register of participants should be checked by a specially appointed commission made of at least three members. Proposers of such motion have a right to appoint one member of this commission.

15. In § 7 item 5 to be added as below:

Every participant of the General Meeting of Shareholders has a right to propose one candidate to be included in the minutes. The proposed candidates shall be enrolled on the list of candidates after their prior agreement.

16. In § 7 item 6 to be added as below:

"Candidates are voted in a secret voting. Each candidate is voted separately and in alphabetical order. Candidates who received the biggest number of "for" votes are appointed, with the restriction that the appointment resolution should be passed with an absolute majority of votes."

17. § 8 item 1, sub-point 'a' as below:

Candidates to the Vote Counting Commission are proposed by the Chairman and voted *en block*. Upon request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below.

To be replaced with the following:

Candidates to the Vote Counting Commission are proposed by the Chairman and voted en block in a secret voting. Resolutions regarding election should be passed with an absolute majority of votes. Upon the request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below."

18. § 8 item 3 as below:

The way the candidates are voted proceeds with alphabetical order. Each candidate is voted separately. These candidates who received the biggest number of "for" votes are appointed the members of the Commission.

To be replaced with the following:

"The way the candidates are voted proceeds in alphabetical order. Each candidate is voted separately in a secret voting. The candidates who receive the biggest number of "for" votes are appointed the members of the Commission, with the restriction that the appointment resolution should be passed with an absolute majority of votes."

19. § 9 item 1 as below:

No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at General Meeting of Shareholders.

To be replaced with the following:

"No invitation is required for members of the Management and Supervisory Board (also non-shareholding

members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report are subject to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders."

20. § 10 item 1 as below:

General Meeting of Shareholders can pass a resolution deleting particular points from the agenda.

To be replaced with the following:

General Meeting of Shareholders can pass a resolution deleting particular points from the agenda or a resolution amending order of the points on the agenda.

21. § 12 item 2, sub-point 'a' as below:

limitations, adjournment or closure of discussion

to be replaced with the following:

limitations, adjournment of discussion

22. § 13 item2 as below:

Voting is secret if:

a. it considers the appointment or dismissal of members of the Management or Supervisory Board or liquidators,

b. it considers proposals to call members of the Management or Supervisory Board or liquidators to account,

c. it considers personal matters,

d. only one participant of General Meeting of Shareholders wishes so

To be replaced with the following:

"Voting is secret if:

a) it considers appointment or dismissal of members of the Company's authorities or liquidators,

b. it considers proposals to call members of the Company's authorities or liquidators to account,

c. it considers personal matters,

d. only one participant of General Meeting of Shareholders wishes so

19. § 14 item 4 as below:

The proposed candidates are enlisted onto three separate candidates' rolls, that is for the Supervisory Board chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and the others. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration to the minutes stating his consent to be a candidate.

To be replaced with the following:

"The proposed candidates are enlisted onto three separate candidate rolls, that is for the Supervisory Board

Chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and other members of the Supervisory Board. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration to the minutes stating his consent to be a candidate and that he meets the requirements stated in art. 18 of the Code of the Commercial Companies."

20. § 14 item 7 as below:

The candidate with the biggest number of "for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who within their lists mentioned in item 4 of § 14 received consecutive the biggest number of "for" votes within the number of the Supervisory Board members specified according to item 1 of § 14.

To be replaced with the following:

The candidate with the biggest number of "for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who within their lists, mentioned in item 4 of this paragraph, received consecutively the biggest number of "for" votes within the number of the Supervisory Board members specified according to item 1 of this paragraph. Resolutions regarding appointments of the Chairman and other members of the Supervisory Board are passed with an absolute majority of votes."

21. § 14 item 8 as below:

In case candidates appointed to the Supervisory Board receive the same number of votes, the Chairman orders by-voting. The candidate with the biggest number of "for" votes is appointed.

To be replaced with the following:

"In case approved candidates to the Supervisory Board receive the same number of votes, or do not receive required absolute majority of votes, the Chairman orders by-voting. The candidate with the biggest number of "for" votes is appointed, provided that the requirement of the absolute majority of votes is applied and respected."

22. § 16 as below:

Proceedings of General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm legality of calling for General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals, passed resolutions, number of votes given for particular resolution as well as objection. Evidence of General Meeting of Shareholders together with power of attorney and the roll should be attached to the minutes of the Meeting.

To be replaced with the following:

Proceedings of General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm the legality of calling for General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals and motions, passed resolutions, number of votes given for particular resolutions as well as objections. Evidence of calling for General Meeting of Shareholders together with the register signed by participants should be attached to the minutes of the Meeting

§ 2

The resolution comes into effect on the day of passing

RESOLUTION No 70

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A.

In accordance with the Code of Commercial Companies (art. 395 § 5), having considered changes to the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A. passed on 28 June 2002, the General Meeting of Shareholders hereby decides to approve the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A. (as attached to this resolution):

§ 2

The resolution comes into effect on the day of passing

RESOLUTION No 71

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding the amendments to PKN ORLEN's Incentive Plan for the Mangement

Board and managerial staff of the Company

Pursuant to Art. 393.5 of the Code of Commercial Companies, Art. 20 of the Bonds Act of June 29th 1995 (Dz. U. 2001 No. 120, item 1300), and § 7.7.12 of the Articles of Association, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy Orlen Spó³ka Akcyjna resolves as follows:

Whereas:

a) Pursuant to Resolution No. 8 of the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy Orlen Spó³ka Akcyjna (hereinafter referred to as the "Company"), dated May 15th 2000, on the issue of Series A Bonds, an Executive Incentive Scheme was launched at the Company (hereinafter referred to as the "Incentive Scheme");

b) The Incentive Scheme is executed through the issue by the Company of Series A Bonds convertible into Series D Shares;

c) During the execution of the Incentive Scheme, i.e. in 2000-2002, the economic conditions significantly deteriorated both globally and in Poland;

d) The deterioration of Poland's economic situation had an adverse effect on the financial results of publicly-traded companies and on the value of their shares listed on the Warsaw Stock Exchange, which was also true with respect to the Company stock;

e) Following the fall in the price of the Company shares on the Warsaw Stock Exchange, the purchase price of Series A Bonds under the Incentive Scheme exceeds the average-stock exchange price of the Company shares;

f) The structure of the Incentive Scheme, based on the no longer effective Polish Commercial Code, provided for significant limitations with respect to the convertibility of Series A Bonds into Series D Shares;

g) Due to the purchase price of Series A Bonds being in excess of the market price of the Company shares as well as due to the limited convertibility of Series A Bonds, by the date of this Resolution no person entitled to purchase Series A Bonds has exercised their right to convert the Bonds;

h) The General Meeting of Shareholders is of the opinion that in order to ensure high quality of the management in the Company and a stable composition of the Company's management staff, it is advisable to amend the current Incentive Scheme by introducing a new incentive plan based on different financial assumptions and on the provisions of the Polish Code of Commercial Companies under which the procedure for bonds' conversion is simplified (hereinafter referred to as the "New Incentive Scheme");

i) Given the contemplated implementation of the New Incentive Scheme in the near future, it is justified that a change to the Company's existing Incentive Scheme be made possible, so that in 2003 the members of the Management Board and the management staff would not have to be offered Series A Bonds under the existing terms and conditions after the New Incentive Scheme has been implemented.

The General Meeting of Shareholders hereby resolves to amend Resolution No. 8 dated May 15th 2000 regarding the issue of Series A Bonds, adopted by the Ordinary General Meeting of Shareholders, pursuant to which the Incentive Scheme has been implemented at the Company.

§. 1

Subject to the provisions of §. 2 hereunder, the General Meeting of Shareholders hereby resolves to amend Resolution No. 8 dated May 15th 2000 regarding the issue of Series A Bonds, adopted by the Ordinary General Meeting of Shareholders, as follows:

1. To amend §. 1.4 of Resolution No. 8 dated May 15th 2000 adopted by the Ordinary General Meeting of Shareholders so that it would read as follows:

"4. The Bonds will be divided into two pools, one of which will be earmarked for the members of the Management Board, while the other for the Eligible Persons. Each pool of the Bonds will be divided into two tranches. Under the Incentive Scheme the Bonds will be offered to the members of the Management Board and the Eligible Persons in 2001 and 2002 in such a manner that during each of these years one tranche from the pool earmarked for the members of the Management Board will be offered by the Trustee to the members of the Management Board, while the other tranche from the pool for the Eligible Persons will be offered to the Eligible Persons."

2. To amend §. 2 of Resolution No. 8 dated May 15th 2000 adopted by the Company's Ordinary General Meeting of Shareholders by adding an additional paragraph 12a which reads as follows:

"12a. The Trustee may offer the Bonds that have not been offered to the members of the Management Board and the Eligible Persons to be purchased by the Company at the issue price of the Bonds."

§. 2

1. This Resolution shall become effective provided that the following terms and conditions are fulfilled:

(i) The Company's General Meeting of Shareholders - not later than on the day on which the Ordinary General Meeting of Shareholders approving the Company's financial statements for the

2002 financial year is held - adopts a resolution regarding the introduction of the New Incentive Scheme and, further, adopts any other resolutions necessary for the implementation of the New Incentive Scheme;

(iii) Assumptions of the New Incentive Scheme mentioned in the resolutions referred to in §. 2(i) above stipulate that all persons who would be offered the Bonds following the General Meeting of Shareholders approving the financial statements for the 2002 financial year under the Company's existing Incentive Scheme will be offered shares or bonds convertible into the Company's shares during the first phase of the New Incentive Scheme under the terms and conditions that will not be less favourable - taking into account all such terms and conditions - than would be the case if these persons were offered the Bonds following the General Meeting of Shareholders approving the financial statements for the 2002 financial year under the existing Incentive Scheme; and

(iii) The Company obtains the consent of the Polish Securities and Exchange Commission for changing the information regarding the rules for the subscription for Series D Shares contained in the Issue Prospectus prepared in connection with the registration of these shares in public trading.

In the event that the terms and conditions referred to in §. 2.1 above are fulfilled, amendments to Resolution No. 8 dated May 15th 2000, adopted by the Ordinary General Meeting of Shareholders, referred to in §.1 hereunder, shall apply retroactively as of the date of the adoption of the Resolution.

§. 3

In the event that the New Incentive Scheme is implemented within the timeframe referred to in §. 2(i) above, the General Meeting of Shareholders shall authorise and oblige the Company's Supervisory Board to introduce relevant amendments to the Rules for the Incentive Scheme approved by virtue of Resolution No. 107/III/00 dated June 13th 2000 adopted by the Supervisory Board and, further, it shall authorise the Company's Supervisory Board and Management Board to take any action necessary to have the amendments to the Incentive Scheme hereunder implemented.

Objection was raised with regard to the above resolution.

RESOLUTION No 72

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding dissmisal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Under § 8 item 2 point 2 and § 8 item 3 of the Company's Articles of Association, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to recall Mr Andrzej Herman from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution was passed in a secret voting.

RESOLUTION No 76

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding dissmisal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Under § 8 item 2 point 2 and § 8 item 3 of the Company's Articles of Association, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to recall Mr Krzysztof Kluzek from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution was passed in a secret voting.

RESOLUTION No 80

of

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28th June 2002

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Acting under § 14, item 1 of the Constitution of the General Meeting of Shareholders of PKN ORLEN, the Ordinary General Meeting of Shareholders of PKN ORLEN establishes 9-member composition of the Supervisory Board of PKN ORLEN, including 2 members meeting requirements of § 8, Item 5 of the Company's Articles of Association.

RESOLUTION No 81

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Under § 8 item 2 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to appoint Mr Maciej Gierej for the position of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution was passed in a secret voting.

RESOLUTION No 82

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Under § 8 item 2 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to appoint Mr Krzysztof Kluzek to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution was passed in a secret voting.

RESOLUTION No 84

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Under § 8 item 2 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to appoint Mr Jozef Marek Wozniakowski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution was passed in a secret voting.

Attachement to Resolution No 70 of the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. as at 28 June 2002.

THE CONSTITUTION OF THE GENERAL MEETING OF SHAREHOLDERS OF

POLSKI KONCERN NAFTOWY ORLEN S.A.

Introduction

§ 1

1. *"Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Code of Commercial Companies and the Articles of Association."*

2. *Proceedings of General Meeting of Shareholders are under regulations of the Code of Commercial Companies, Law on Public Trading of Securities, the Articles of Association and the hereby Constitution.*

3. The Management Board takes action connected with the course of General Meeting

of Shareholders, nevertheless such responsibilities can be commissioned to the entity specialising in this. The commissioned work can in particular refer to supervising voting and counting the votes with electronic means.

Definitions

§ 2

In this Constitution the following expressions have the meaning set out below:

1. Depositary - depositary bank which issued Depositary Receipts under depositary agreement with the Company

2. Depositary Receipts - depositary receipts issued by Depositary, each representing shares of the Company

3. Law on Public Trading of Securities - Polish Law on Public Trading of Securities dated 25 August, 1997 (Official Journal of Bills No 118, item 754 with the later amendments)

4. The Chairman - the chairman of General Meeting of Shareholders

5. Supervisory Board - the supervisory board of the Company

6. Constitution - present Constitution approved and passed by General Meeting of Shareholders

7. The Articles of Association - the Articles of Association of the Company

8. *General Meeting of Shareholders - General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A.*

9. Participant of General Meeting of Shareholders - shareholder or his representative authorised to participate in General Meeting of Shareholders

10. The Management Board - the management board of the Company

Register of shareholders

§ 3

1. Register of shareholders authorised to participate in General Meeting of Shareholders is prepared and signed by the Management Board

2. The Register should include:

a. first and last names or names of companies authorised to participate in General Meeting of Shareholders,

b. *"their addresses, however natural persons can provide an address for service instead of home address."*,

c. number and kind of shares as well as a number of entitled votes.

1. While preparing the Register defined in 1 and 2 the Management Board takes into account restrictions and limitations of the voting law as defined in § 7 item 11 of the Company's Articles of Association

2. Shareholders being at the same time the owner of Depositary Receipts has the right to exercise up to 10 per cent of all votes under these shares which after their issuance upon Depositary Receipts would together with real shares entitle to exercise up to 10 per cent.

3. The owner of Depositary Receipts upon which, if changed into shares, he is entitled to exercise up to 10 per cent of all votes at the Meeting and being at the same time a shareholder is not entitled to exercise votes upon these shares.

4. Exercising votes by dependent entity should be understood as if it were exercised by dominant entity as defined by the Law on Public Trading of Securities.

5. In case the Management suspects that the voting right of a shareholder ought to be limited due to violation of art. 147, 149 or 150 of the Law on Public Trading of Securities, or due to hiding relations or dependence between or among shareholders, the Management Board should take action aiming at explaining and clarifying the case, notifying the shareholders of the above whom the case concerns; the Management Board may also address competent administrative bodies or court to identify a number of votes to which shareholder or shareholders are entitled.

6. The Register of shareholders will be available at the principle office of the Management Board three working days prior directly to the day of General Meeting of Shareholders from 8.00 a.m. to 3 p.m. The Register will also be available during the Meeting.

Opening of General Meeting of Shareholders

§ 4

1. *"General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In case of their absence, the Meeting will be opened either by the President of the Management Board or a person appointed by the Management Board."*

2. The person opening General Meeting of Shareholders can make all order and regulatory decisions necessary to open General Meeting of Shareholders.

3. The person opening General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of General Meeting of Shareholders.

Appointment of the Chairman

§ 5

1. The Chairman is to be appointed from among the participants of General Meeting of Shareholders
2. Every participant of General Meeting of Shareholders has the right to propose one candidate for the Chairman. The candidates will be enlisted after their prior agreement.
3. *"The Chairman is voted in a secret ballot. Each candidate is voted separately and in alphabetical order. This candidate who receives the biggest number of "for" votes is appointed Chairman, with the restriction that the Chairman appointment resolution should be passed with an absolute majority of votes."*
4. The person opening General Meeting of Shareholders supervises the voting and announces its results. After this he/she hands over the chair to the Chairman

The Chairman's Competence

§ 6

1. The Chairman of General Meeting of Shareholders leads the Meeting in compliance with the accepted order of proceedings and with this Constitution
2. The Chairman of General Meeting of Shareholders is in particular responsible for :

a. smooth and correct progress of the Meeting and voting,

b. serious discussion at the Meeting,

c. giving the floor to a speaker,

d. ordering of voting, supervising its proper progress, signing all the documents with the voting results and announcing such results,

e. ordering break during the Meeting,

f. giving appropriate instructions to keep order in the Meeting room,

g. covering the entire agenda

h. explaining and settling all doubt-arising points and regulations.

1. Should the need arise the Chairman can appoint a participant of General Meeting of

Shareholders a Secretary of General Meeting of Shareholders to help the Chairman with his duties and responsibilities.

Taking the roll of participants

§ 7

1. Immediately after his appointment the Chairman of General Meeting of Shareholders signs the roll of participants of the Meeting including a number of shares owned by each participant and a number of votes to be exercised upon these shares.

2. The following steps should be taken while taking the roll:

a. check whether a shareholder is entitled to participate in General Meeting of Shareholders,

b. check shareholder or his representative's ID,

c. verify representative's proxy or any other authorisation entitling the representative to participate in General Meeting of Shareholders on behalf of the shareholder,

d. obtain shareholder or his representative's signature on the roll,

e. provide shareholder or his representative with a magnetic voting card or other voting mean or device

1. Appeals concerning entitlement to participate in General Meeting of Shareholders are to be addressed to the Chairman.

2. *Following a motion of shareholders having one tenth of the initial capital represented at the General Meeting of Shareholders, the register of participants should be checked by a specially appointed commission made of at least three members. Proposers of such motion have a right to appoint one member of this commission.*

5. Every participant of the General Meeting of Shareholders has a right to propose one candidate to be included in the minutes. The proposed candidates shall be enrolled on the list of candidates after their prior agreement.

6. *"Candidates are voted in a secret ballot. Each candidate is voted separately and in alphabetical order. Candidates who received the biggest number of "for" votes are appointed, with the restriction that the appointment resolution should be passed with an absolute majority of votes."*

7. The roll is available by the time General Meeting of Shareholders is closed. Persons responsible for making the roll are obliged to complete the roll with names and number of relevant shares each time before particular voting.

8. After signing the roll the Chairman affirms legality of calling for General Meeting of Shareholders and legal ability of the Meeting to make resolutions. Then, the Chairman presents the agenda and orders appointment of the Vote Counting Commission.

Appointment of the Vote Counting Commission

§ 8

1. The Commission is made of 3 persons appointed by General Meeting of Shareholders.

   1a *Candidates to the Vote Counting Commission are proposed by the Chairman and voted en block in a secret voting. Resolutions regarding election should be passed with an absolute majority of votes. Upon the request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below."*

2. Every participant of General Meeting of Shareholders has a right to propose one candidate. The candidates will be enlisted after their prior agreement.

3. *"The way the candidates are voted proceeds in alphabetical order. Each candidate is voted separately in a secret ballot. The candidates who receive the biggest number of "for" votes are appointed the members of the Commission, with the restriction that the appointment resolution should be passed with an absolute majority of votes."*

4. The Commission is responsible for supervising proper and right voting, counting the votes and forwarding the results to the Chairman.

5. In case of stating incorrectness in voting the Commission is obliged to immediately notify the Chairman of such incorrectness and, at the same time, make a motion concerning further course of action.

6. Documents with results of particular voting are to be signed by all members of the Commission and the Chairman.

7. Decisions concerning an appointment of the Vote Counting Commission come into effect at the General Meeting of Shareholders directly following the Meeting during which this Regulation was passed.

Participation of the Management and Supervisory Board members as well as other persons in the Meeting

§ 9

1. *"No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the*

Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report are subject to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders."

2. Other persons can participate at General Meeting of Shareholders on condition that they were invited by the body calling for General Meeting of Shareholders or let in by the Chairman. Such persons can in particular be auditors, legal and financial advisors or employees of the Company.

3. For every General Meeting of Shareholders the Management Board is obliged to assure an independent expert in commercial code.

Proceedings Progress at the Meeting

§ 10

1. General Meeting of Shareholders can pass a resolution deleting particular points from the agenda or a resolution amending order of the points on the agenda.

2. Having presented particular points the Chairman opens discussion giving the floor to speakers in the order they applied. If General Meeting of Shareholders agrees a few points in agenda can be discussed simultaneously.

3. Members of the Management and Supervisory Board as well as invited experts can be given the floor by the Chairman without waiting for their turn.

4. The floor can only be taken with regard to points in agenda currently discussed. Shareholder has the right to deliver 5-minute speech and 2-minute reply. The Chairman can limit this time to 3 and 2 minutes, respectively.

Suggesting changes

§ 11

1. Participants of General Meeting of Shareholders have the right to introduce proposals of supplementation and changes to draft resolutions in the agenda - by the time of closing the discussion over the point in agenda concerning this draft resolution to which such proposal referred.

2. Proposals - separately for each draft resolution - together with short justification should be presented in writing to the Chairman and should include the first and last name of the person introducing these proposals.

Matter of routine

§ 12

1. In case of matter of routine the Chairman can give the floor to a speaker without waiting for his turn. Proposal concerning matter of routine can be made by any participant of General Meeting of Shareholders.

2. Proposals concerning progress of the Meeting and voting are understood and considered proposals regarding matter of routine, and these include in particular:

a. *limitations, adjournment of discussion*

b. closure of discussion

c. setting limits on speeches,

d. manner of running the Meeting,

e. ordering break during the Meeting,

f. order of covering points in the Agenda,

g. order of passing proposals

1. Proposal concerning matter of routine is put to the vote by the Chairman.

Voting

§ 13

1. Voting is public and open except cases as listed in point 2.

2. *"Voting is secret if:*

a) it considers appointment or dismissal of members of the Company's authorities or liquidators,

b. *it considers proposals to call members of the Company's authorities or liquidators to account,*

c. *it considers personal matters,*

d. only one participant of General Meeting of Shareholders wishes so

3. After closing the discussion over each point in agenda, prior to staring the voting, the Chairman announces suggested proposals and sets the order in which these proposals will be voted. Voting proceeds with order of making the proposals.

4. Voting is executed with the use of computer system securing voting in accordance with the number of shares and preventing disclosure of particular votes in case of secret voting.

Appointment of Supervisory Board

§ 14

1. Prior to the beginning of Supervisory Board appointment, the General Meeting on the motion of the Chairman each time determines the number of the Board members, among that the number of members meeting the requirements stated in § 8 item 5 of the Articles of Association - not less than two such members. The General Meeting appoints all the members of the Supervisory Board with the exception of the member appointed by the Sate Treasury Office.

2. The appointment of Supervisory Board starts with the appointment of the Supervisory Board chairman which is followed by the appointment of the Board members meeting the requirements stated in § 8 item 5 of the Articles of Association and finally other members.

3. Every participant of the General Meeting has the right to propose candidates for both the chairman and other members. The candidates for the Supervisory Board chairman and the members are proposed to the minutes with their short justification. The candidates for the members meeting the requirements stated in § 8 item 5 of the Articles of Association are proposed together with the written statement of the candidate notifying that he/she meets such requirements.

4. "The proposed candidates are enlisted onto three separate candidate rolls, that is for the Supervisory Board Chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and other members of the Supervisory Board. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration to the minutes stating his consent to be a candidate and that he meets the requirements stated in art. 18 of the Code of the Commercial Companies."

1. The Chairman in the alphabetical order prepares the lists of the proposed candidates to the Supervisory Board.

2. The voting for all Supervisory Board members is secret and each candidate is voted separately in alphabetical order, individually within a range of each list of candidates.

7. The candidate with the biggest number of "for" votes is appointed the Chairman

of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who within their lists, mentioned in item 4 of this paragraph, received consecutively the biggest number of "for" votes within the number of the Supervisory Board members specified according to item 1 of this paragraph. Resolutions regarding appointments of the Chairman and other members of the Supervisory Board are passed with an absolute majority of votes."

8. "In case approved candidates to the Supervisory Board receive the same number of votes, or do not receive required absolute majority of votes, the Chairman orders by-voting. The candidate with the biggest number of "for" votes is appointed, provided that the requirement of the absolute majority of votes is applied and respected."

Closure of General Meeting of Shareholders

§ 15

1. Having covered the Agenda the Chairman of General Meeting of Shareholders announces closure of the Meeting.

Minutes of the Meeting

§ 16

Proceedings of General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm the legality of calling for General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals and motions, passed resolutions, number of votes given for particular resolutions as well as objections. Evidence of calling for General Meeting of Shareholders together with register signed by participants should be attached to the minutes of the Meeting

§ 2

The Resolution comes into effect on the day of passing.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Kulczyk goes over 5%
Released	18:03 20 Jun 2002
Number	5651X

Current Report No 56/2002 dated 20 June 2002

Kulczyk Holding SA goes over 5% in PKN ORLEN SA

Polski Koncern Naftowy ORLEN SA ('PKN ORLEN'), Central Europe's largest downstream oil company informs that Warsaw-based Kulczyk Holding S.A. and its affiliates are in possession of 23,911,206 bearer shares of PKN ORLEN, the amount that accounts for 5.691% of the initial capital and assures 23,911,206 votes at the general meeting of shareholders and 5.691% of the votes at the general meeting of shareholders of PKN ORLEN.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN's performance estimates
Released	11:53 20 Jun 2002
Number	5274X

Current report No 55/2002 dated 20th June 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company hereby publishes the latest **estimates** of the Company's performance, which have been made available to a *site visit* participants on 19-20 June 2002:

- PKN ORLEN estimates that after rebranding, modernisation and construction by the end of 2002 the Company will operate 236 ORLEN branded stations. Further 860 will be partially modernised and adjusted to new visual identity.

- It is estimated that number of clients of the VITAY loyalty program will increase from current 2.6 million to 3 million by the end of 2002;

- The fuel sales recorded in the VITAY program are estimated to represent 60% of the total retail sales;

- By 2005 PKN ORLEN plans to spend PLN 2.5 billion on improving retail operations, including PLN 2.15 billion on modernisation and construction of new stations, PLN 100 million on rebranding, PLN 250 million on potential purchasing of the best existing stations

- In the wholesale area capex is estimated at the level of PLN 650 million, including PLN 278 million on modernisation of storage depots, out of which PLN 75 million is planned to be spent on the Ostrow Wielkopolski storage depot.

Below table shows fuel sales realised by PKN ORLEN in comparison to domestic consumption in 2001:

/thousand tons/

	Domestic consumption	PKN ORLEN fuel sales
Gasoline	4,711	3,118
Diesel	4,724	2,767
Light heating oil	2,873	1,984
JET A-1	200	247

PKN ORLEN's estimates of the Company's total sales of liquid fuels in the first half of 2002 compared to the same period of the previous year:

/thousand tons/

	1H 2001	1H 2002
Gasoline	1,498.17	1,532.76
Diesel	1,322. 95	1,461.18
JET A-1	111.775	115. 26
Light Heating Oil	831.79	722.145
Total:	3,764. 69	3,831.34

PKN ORLEN's estimates of the Company's total sales of gasoline and diesel in the first half of 2002 compared to the same period of the previous year:

/thousand tons/

	1H 2001	1H 2002	1H 2001	1H 2002	1H 2001	1H 2002
Other wholesale	1,356	1,542	642	708	714	834
Sales to DoDo stations	557	461	279	219	278	242
Sales to PKN ORLEN stations (CoDo)	908	991	577	606	331	385
	Total		***Gasoline***		***Diesel***	

PKN ORLEN's estimates of a total retail margin in CoDo stations:

	Margin /PLN thousand/		**Dynamics**
	1H 2001	**1H 2002**	**%**
Gasoline	230,099	262,598	114%
Diesel	81,663	102,879	126%
LPG	11,712	17,982	154%
Non-fuels and services	57,197	75,390	132%
Total margin	**380,672**	**458,849**	**121%**

PKN ORLEN's estimates of retail sales in CoDo stations:

	Volume (thousand litres)		Dynamics
	1H 2001	**1H 2002**	**%**
Gasoline	776,776	813,134	105%
Diesel	392,746	455,296	116%
LPG	28,792	49,874	173%
Total sales	**1,198,313**	**1,318,304**	**110%**

PKN ORLEN estimates that monthly average fuel sales per CoDo station increased by

18%, from 141,000 litres in the first half of 2001 to 166,000 litres in the same period of the previous year.

Materials presented during *site visit* can be downloaded from: www.orlen.pl

About PKN ORLEN

PKN ORLEN. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Bank of NY's holding in ORLEN
Released	15:34 18 Jun 2002
Number	4190X

Current report No 54/2002 dated 18 June, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by the Bank of New York decreased by 2.23% from **88,529,062** (**21.07%** of votes at the General Shareholders' Meeting as reported on April 24, 2002) to **79,158,086** shares (**18.84%** of votes at the General Shareholders' Meeting as of June 17, 2002).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re PKN's GM - Amendment
Released	16:52 17 Jun 2002
Number	3579X

Current report no 53/2002 dated June 17, 2002

Polski Koncern Naftowy ORLEN S.A., Central Europe's largest downstream oil company hereby amends draft resolution regarding distribution of the profit made by the Company in year 2001 together with dividend day and payment to be passed at the Ordinary General Meeting of Shareholders on June 28, 2002. The amendmend is made in § 2 and concerns the dividend day which changes from July 1, 2002 (as previously announced in current report no 52/2002) to **July 17, 2002.** All other resolutions remain unchanged.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding distribution of the profit made by the Company in year 2001 together with dividend day and payment

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. divides the net profit of PLN 248.026.419,00 made by the Company in the financial year 2001 in the following way:

i. for the supplementary capital - PLN 197,605,162.56

ii. for the dividend payment – PLN 50,421,256.44, PLN 0,12 per share.

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. sets the dividend day on July 17, 2002.

§ 3

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. of sets the date for payment of the dividend for the financial year 2001 as August 1, 2002.

§ 4

The resolution comes into effect on the day of passing.

END

Close

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.PKN's GM-draft resolution
Released	08:57 17 Jun 2002
Number	3138X

Current report no 52b/2002 dated June 17, 2002

Polski Koncern Naftowy ORLEN S.A., Central Europe's largest downstream oil company hereby publishes draft resolution regarding the amendments to PKN ORLEN's Incentive Plan for the Management Board and managerial staff of the Company to be passed at the Ordinary General Meeting of Shareholders on 28 June 2002:

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding the amendments to PKN ORLEN's Incentive Plan for the Management Board and managerial staff of the Company

Pursuant to Art. 393.5 of the Code of Commercial Companies, Art. 20 of the Bonds Act of June 29th 1995 (Dz. U. 2001 No. 120, item 1300), and § 7.7.12 of the Articles of Association, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy Orlen Spolka Akcyjna resolves as follows:

Whereas:

a. Pursuant to Resolution No. 8 of the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy Orlen Spolka Akcyjna (hereinafter referred to as the "Company"), dated May 15th 2000, on the issue of Series A Bonds, an Executive Incentive Scheme was launched at the Company (hereinafter referred to as the "Incentive Scheme");

b. The Incentive Scheme is executed through the issue by the Company of Series A Bonds convertible into Series D Shares;

c. During the execution of the Incentive Scheme, i.e. in 2000–2002, the economic conditions significantly deteriorated both globally and in Poland;

d. The deterioration of Poland's economic situation had an adverse effect on the financial results of publicly-traded companies and on the value of their shares listed on the Warsaw Stock Exchange, which was also true with respect to the Company stock;

e. Following the fall in the price of the Company shares on the Warsaw Stock Exchange, the purchase price of Series A Bonds under the Incentive Scheme exceeds the average-stock exchange price of the Company shares;

f. The structure of the Incentive Scheme, based on the no longer effective Polish Commercial Code, provided for significant limitations with respect to the convertibility of Series A Bonds into Series D Shares;

g. Due to the purchase price of Series A Bonds being in excess of the market price of the Company shares as well as due to the limited convertibility of Series A Bonds, by the date of this Resolution no person entitled to purchase Series A Bonds has exercised their right to convert the Bonds;

h. The General Meeting of Shareholders is of the opinion that in order to ensure high quality of the management in the Company and a stable composition of the Company's management staff, it is advisable to amend the current Incentive Scheme by introducing a new incentive plan based on different financial assumptions and on the provisions of the Polish Code of Commercial Companies under which the procedure for bonds' conversion is simplified (hereinafter referred to as the "New Incentive Scheme");

i. Given the contemplated implementation of the New Incentive Scheme in the near future, it is justified that a change to the Company's existing Incentive Scheme be made possible, so that in 2003 the members of the Management Board and the management staff would not have to be offered Series A Bonds under the existing terms and conditions after the New Incentive Scheme has been implemented.

The General Meeting of Shareholders hereby resolves to amend Resolution No. 8 dated May 15th 2000 regarding the issue of Series A Bonds, adopted by the Ordinary General Meeting of Shareholders, pursuant to which the Incentive Scheme has been implemented at the Company.

§. 1

Subject to the provisions of §. 2 hereunder, the General Meeting of Shareholders hereby resolves to amend Resolution No. 8 dated May 15th 2000 regarding the issue of Series A Bonds, adopted by the Ordinary General Meeting of Shareholders, as follows:

1. To amend §. 1.4 of Resolution No. 8 dated May 15th 2000 adopted by the Ordinary General Meeting of Shareholders so that it would read as follows:

   "4. The Bonds will be divided into two pools, one of which will be earmarked for the members of the Management Board, while the other for the Eligible Persons. Each pool of the Bonds will be divided into two tranches. Under the Incentive Scheme the Bonds will be offered to the members of the Management Board and the Eligible Persons in 2001 and 2002 in such a manner that during each of these years one tranche from the pool earmarked for the members of the Management Board will be offered by the Trustee to the members of the Management Board, while the other tranche from the pool for the Eligible Persons will be offered to the Eligible Persons."

2. To amend §. 2 of Resolution No. 8 dated May 15th 2000 adopted by the Company's Ordinary General Meeting of Shareholders by adding an additional paragraph 12a which reads as follows:

   "12a. The Trustee may offer the Bonds that have not been offered to the members of the Management Board and the Eligible Persons to be purchased by the Company at the issue price of the Bonds."

§. 2

1. This Resolution shall become effective provided that the following terms and conditions are fulfilled:

   (i) The Company's General Meeting of Shareholders – not later than on the day on which the Ordinary General Meeting of Shareholders approving the Company's financial statements for the 2002 financial year is held – adopts a resolution regarding the introduction of the New Incentive Scheme and, further, adopts any other resolutions necessary for the implementation of the New Incentive Scheme;

   (iii) Assumptions of the New Incentive Scheme mentioned in the resolutions referred to in §. 2(i) above stipulate that all persons who would be offered the Bonds following the General Meeting of Shareholders approving the financial statements for the 2002 financial year under the Company's existing Incentive Scheme will be offered shares or bonds convertible into the Company's shares during the first phase of the New Incentive Scheme under the terms and

conditions that will not be less favourable – taking into account all such terms and conditions – than would be the case if these persons were offered the Bonds following the General Meeting of Shareholders approving the financial statements for the 2002 financial year under the existing Incentive Scheme; and

(iii) The Company obtains the consent of the Polish Securities and Exchange Commission for changing the information regarding the rules for the subscription for Series D Shares contained in the Issue Prospectus prepared in connection with the registration of these shares in public trading.

In the event that the terms and conditions referred to in §. 2.1 above are fulfilled, amendments to Resolution No. 8 dated May 15th 2000, adopted by the Ordinary General Meeting of Shareholders, referred to in §.1 hereunder, shall apply retroactively as of the date of the adoption of the Resolution.

§. 3

In the event that the New Incentive Scheme is implemented within the timeframe referred to in §. 2(i) above, the General Meeting of Shareholders shall authorise and oblige the Company's Supervisory Board to introduce relevant amendments to the Rules for the Incentive Scheme approved by virtue of Resolution No. 107/III/00 dated June 13th 2000 adopted by the Supervisory Board and, further, it shall authorise the Company's Supervisory Board and Management Board to take any action necessary to have the amendments to the Incentive Scheme hereunder implemented.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN's GM - Draft Resolutions
Released	16:44 13 Jun 2002
Number	2244X

Current report no 52/2002 dated June 13, 2002

Polski Koncern Naftowy ORLEN S.A., Central Europe's largest downstream oil company hereby publishes draft resolutions to be passed at the Ordinary General Meeting of Shareholders on 28 June 2002:

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the Management Board's report on the Company's performance and the Company's financial report for 2001

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders having been made aware of the Supervisory Board's opinion, hereby approves:

- the Management Board report on the Company's performance,
- the Company's financial statement for the period from January 1 to December 31,

2001, including the balance sheet verified by the auditor as of December 31, 2000 containing assets and liabilities amounting to PLN 11,974,766,555.69 with profit and loss account for the period from January 1, 2001 to December 31, 2001 showing net profit of PLN 248,026,419.00 and cash flow statement with the net outflow of PLN – 18,209,215.28 (minus eighteen million two hundred nine thousand two hundred fifteen zlotys and twenty eight groszys).

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding distribution of the profit made by the Company in year 2001 together with dividend day and payment

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. divides the net profit of PLN 248.026.419,00 made by the Company in the financial year 2001 in the following way:

i. for the supplementary capital - PLN 197,605,162.56

ii. for the dividend payment – PLN 50,421,256.44, PLN 0,12 per share.

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. sets the dividend day on July 1, 2002

§ 3

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. of sets the date for payment of the dividend for the financial year 2001 as August 1, 2002.

§ 4

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the performance of the President of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Andrzej Mikolaj Modrzejewski, President of the Management Board, in the financial year ended 31 December 2001

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the performance of a Vice-President of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Marek Mroczkowski, Vice-President of the Management Board, in the financial year ended 31 December 2001

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of Vice-President of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Jaroslaw Teofil Tyc, Vice-President of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the performance of a Vice President of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Krzysztof Piotr Cetnar, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Czeslaw Adam Bugaj, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of thePolski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Andrzej Dretkiewicz, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of thePolski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Tadeusz Stanislaw Szczerba, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Wladyslaw Wawak, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Management Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves

the performance of Mr Wojciech Jerzy Weiss, Member of the Management Board, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board Secretary

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Andrzej Bankowski, the Supervisory Board Secretary, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Janusz Wojcik, the Supervisory Board Member in the period from January 1, 2001 to January 10, 2001, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Grzegorz Zarebski, the Supervisory Board Chairman, in period from January 1, 2001 to January 10, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 17

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 May 2001

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Michal Frackowiak, the Supervisory Board Member, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 17

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 May 2001

Regarding approval of the performance of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board Vice Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Ludomir Handzel, the Supervisory Board Vice Chairman in period from January 1, 2001 to January 14, 2001, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No 13

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 14 May 2001

Regarding approval of performance of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves performance of Mr Andrzej Herman, the Supervisory Board member in the period from January 1, 2001 to December 31, 2001, the Supervisory Board Chairman, in period from May 14, 2001 to December 31, 2001 in the financial year ended 31 December 2001

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Szczepan Targowski, the Supervisory Board Member, in the period from January 1, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Marek Wasacz, the Supervisory Board Member, in the period from January 1, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Ms Kalina Grzeskowiak Gracz, the Supervisory Board Member, in the period from January 1, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of Polski Koncern Naftowy ORLEN S.A. Supervisory Board Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Marek Latacz, the Supervisory Board Chairman, in the period from January 10, 2001 to May 14, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of Polski Koncern Naftowy ORLEN S.A. Supervisory Board Secretary

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Marcin Gizewski, the Supervisory Board member, in the period from January 10, 2001 to December 31, 2001, and the Supervisory Board Secretary in the period from February 1, 2001 to December 31, 2001, in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Aleksander Olas, the Supervisory Board Member, in the period from January 10, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of Polski Koncern Naftowy ORLEN S.A.

Supervisory Board Vice Chairman

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Jerzy Idzik, the Supervisory Board Member in the period from January 10, 2001 to December 31, 2001 and the Supervisory Board Vice Chariman in the period from June 4, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Stanislaw Kondracikowski, the Supervisory Board Member, in the period from May 14, 2001 to December 31, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Jaroslaw Cholodecki, the Supervisory Board Member, in the period from May 14, 2001 to September 19, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. hereby approves the performance of Mr Andrzej Tuszynski, the Supervisory Board Member, in the period from September 19, 2001 to November 21, 2001 in the financial year ended 31 December 2001.

§ 2

The resolution comes into effect on the day of passing.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

Regarding approval of the performance of a member of the Polski Koncern Naftowy ORLEN S.A. Supervisory Board

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies, the Ordinary General

Supervisory Board."

to be replaced with the following:

"Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session."

19. § 8 item 9 as below:

4. "With the restriction to point 2 of this item, the resolutions of the Supervisory Board are passed with an absolute majority of the votes cast in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".

5. In order to recall individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."

to be replaced with the following:

1. *"The Supervisory Board can pass resolutions if at least half of its members participates in the session.*
2. *With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication, and members of the Supervisory Board can also participate in passing resolutions through voting in writing and passing their votes through another member of the Supervisory Board.*
3. *With the restriction to point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".*
4. *In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."*

20 §8 item 11 point 2 as below:

"establishing the principles for employment of the Management Board members"

to be replaced with the following:

"representing the Company in contracts with the Management Board, including their contracts of employment"

21. § 8 item 11 point 6 as below:

"reviewing the financial statement in respect of its correctness both with books and documents and actual state; reviewing the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of losses, and submitting an annual report on the results of the above reviews to the General Meeting of Shareholders "

to be replaced with the following:

"assessment of the financial statement in respect of its accuracy both with books, documents and actual state; assessment of the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of loss, and the submission in writing of an annual report on the results of the above assessments to the General Meeting of Shareholders"

22 § 8 item 11 point 13 as below:

"giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital"

to be replaced with the following:

"giving assent, following Management Board motions, to sell or purchase property or a share in such property, whose net book value exceeds one twentieth of the initial capital"

23 In § 8 item 11 point 14 as below to be deleted:

"giving assent on the Management Board motion, to purchase property / real estate or share in such property / real estate, whose value according to the purchase net price exceeds one fortieth of the initial capital"

24. In § 8 item 12a to be added as below:

"In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action."

25 § 8 item 13 as below:

"Until the General Meeting of Shareholders approves the financial statements for the financial year 2005 resolutions on granting consent to perform activities mentioned in item 12 point 2 of this article in order to be passed require voting "for" by the member appointed by the State Treasury."

to be replaced with the following:

"Until the General Meeting approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted "for" by the member appointed by the State Treasury in order to be passed."*

* not applicable in English version – new Code of Commercial Companies replaces "the General Meeting of Shareholders" with the term "General Meeting", however for clarity reasons the term "the General Meeting of Shareholders" is used in this document and in all draft resolutions)

26. § 9 item 2 as below:

"The Company's representing party in contracts between the Company and the members of the Management Board including contracts of employment is the Supervisory Board"

to be replaced with the following:

"The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution.".

27. §9 item 3 as below:

1. "The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all Management Board may be recalled at any time before their term of office expires.

2. The Supervisory Board may suspend the President, Vice-Presidents, individual members and all Management Board in their activities for serious reasons."

to be replaced with the following:

1 Members of the Management Board are appointed for a five-year common term of office

2 The President, Vice-Presidents and other members of the Management Board, and the whole Management Board, can be suspended or removed at any time prior to the end of term of office for serious reasons

3 Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the General Meeting of Shareholders on 28th June 2002 turn, starting from that day, into a common term of office, which becomes prolonged from three to

five years with a commencement day of such common term as at 8th February 2002.

26. §9 item 5 as below:

"The Management Board passes organisational by-laws of the Company's undertaking."

to be replaced with the following:

"The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.

Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive."

27. §9 item 7 as below:

Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the ordinary board, which will be specified in the Constitution of the Management Board.

2. Sale of property / real estate or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.

3. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price does not exceed one fortieth of the initial capital.

4. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price exceeds one fortieth of the initial capital. The purchase will only take place after prior approval of the Supervisory Board.

to be replaced with the following:

Matters to be regulated through resolutions of the Management Board:

1 All matters going beyond the competence of the ordinary board, which will be specified in the Constitution of the Management Board.

2 Sale or purchase of property or a share in such property

§ 2

The resolution comes into effect on the day of registering changes to the Articles of Association as in § 1.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the unified text of the Company's Articles of Association

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1) and the Articles of association (§ 7 item 7 point 9), having considered changes to the Articles of Association approved by the General Meeting of Shareholders of PKN ORLEN S.A., the General Meeting of Shareholders hereby decides to approve the unified text of the Company's Articles of Association (attached to this resolution):

§ 2

The resolution comes into effect on condition that resolutions of the General Meeting of Shareholders of PKN ORLEN S.A. regarding changes to the Company's Articles of Association passed on 28 June 2002 are registered (as in art. 89 of the Civil Code).

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding changes to the Constitution of General Meeting of Shareholders

§ 1

1. § 1 item 1 as below:

Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Commercial Code and the Articles of Association.

To be replaced with the following

"Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Code of Commercial Companies and the Articles of Association."

2. § 1 item 2 as below:

Proceedings of General Meeting of Shareholders are under regulations of the Commercial Code, Law on Public Trading of Securities, the Articles of Association and the hereby Constitution.

To be replaced with the following:

Proceedings of General Meeting of Shareholders are under regulations of the Code of Commercial Companies, Law on Public Trading of Securities, the Articles of Association and the hereby Constitution.

3. § 2 item 8 as below:

General Meeting of Shareholders - General Meeting of Shareholders of the Company

To be replaced with the following:

General Meeting of Shareholders - General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A.

4. § 3 point 2 sub-point b as below:

their addresses

to be replaced with the following:

"their addresses, however natural persons can provide an address for service instead of home address."

5. In §3 item 4 as below to be deleted:

Four (4) days prior to General Meeting of Shareholders Depositary submits to the Management Board a list of owners of Depositary Receipts that had instructed Depositary as for the voting at General Meeting of Shareholders together with the number of Depositary Receipts with relation to which they'd forwarded the instructions.

6. In § 7 numeration of paragraphs changes as below:

item 5 to become item 4;

item 6 to become item 5;

item 7 to become item 6;

item 8 to become item 7;

item 9 to become item 8.

7. § 4 item 1 as below:

General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In case of their

absence the Meeting will be opened by any member of the Supervisory Board.

To be replaced with the following:

"General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In case of their absence, the Meeting will be opened either by the President of the Management Board or a person appointed by the Management Board."

8. In § 5 item 3 as below to be deleted:

    After closing the list of candidates to be appointed the Chairman, the person opening General Meeting of Shareholders will order signing the roll by the participants of General Meeting of Shareholders, then he/she will put his/her signature on the roll and announce a number of shareholders (or their representatives) taking part in General Meeting of Shareholders. He/she will also announce a number of votes to which particular shareholders are entitled and after this he/she will order the voting.

9. § 5 item 4 as below:

The way the Chairman is voted proceeds with alphabetical order. Each candidate is voted separately. This candidate who received the biggest number of "for" votes is appointed the Chairman.

To become item 3 and be given the following wording:

"The Chairman is voted in a secret voting. Each candidate is voted separately and in alphabetical order. This candidate who receives the biggest number of "for" votes is appointed Chairman, with the restriction that the Chairman appointment resolution should be passed with an absolute majority of votes."

10. In § 5 item 5 becomes item 4.

11. In § 5 item 6 as below to be deleted:

Should there be only one candidate the appointment can be executed by acclamation. In such a case item 3 § 5 is not effective.

12 In § 6 item 3 as below to be deleted:

The Chairman bears full responsibility for his decisions made during General Meeting of Shareholders. Decisions of the Chairman are final and participants of General Meeting of Shareholders cannot appeal against such decisions to General Meeting of Shareholders.

Therefore item 4, § 6 becomes item 3.

13. In § 7:

    Item 4 becomes 7

    Item 5 becomes 8

14. In § 7 item 4 to be added as below:

    Following a motion of shareholders having one tenth of the initial capital represented at the General Meeting of Shareholders, the register of participants should be checked by a specially appointed commission made of at least three members. Proposers of such motion have a right to appoint one member of this commission.

15. In § 7 item 5 to be added as below:

    Every participant of the General Meeting of Shareholders has a right to propose one candidate to be included in the minutes. The proposed candidates shall be enrolled on the list of candidates after their prior agreement.

16. In § 7 item 6 to be added as below:

"Candidates are voted in a secret voting. Each candidate is voted separately and in alphabetical order. Candidates who received the biggest number of "for" votes are appointed, with the restriction that the appointment resolution should be passed with an absolute majority of votes."

17. <u>§ 8 item 1, sub-point 'a' as below:</u>

Candidates to the Vote Counting Commission are proposed by the Chairman and voted *en block*. Upon request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below.

<u>To be replaced with the following</u>:

Candidates to the Vote Counting Commission are proposed by the Chairman and voted en block in a secret voting. Resolutions regarding election should be passed with an absolute majority of votes. Upon the request of any participant oj the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below."

18. <u>§ 8 item 3 as below:</u>

The way the candidates are voted proceeds with alphabetical order. Each candidate is voted separately. These candidates who received the biggest number of "for" votes are appointed the members of the Commission.

<u>To be replaced with the following:</u>

"The way the candidates are voted proceeds in alphabetical order. Each candidate is voted separately in a secret voting. The candidates who receive the biggest number of "for" votes are appointed the members of the Commission, with the restriction that the appointment resolution should be passed with an absolute majority of votes."

19. <u>§ 9 item 1 as below:</u>

No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at General Meeting of Shareholders.

<u>To be replaced with the following:</u>

"No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report are subject to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders."

20. <u>§ 10 item 1 as below:</u>

General Meeting of Shareholders can pass a resolution deleting particular points from the agenda.

<u>To be replaced with the following:</u>

General Meeting of Shareholders can pass a resolution deleting particular points from the agenda or a resolution amending order of the points on the agenda.

21. <u>§ 12 item 2, sub-point 'a' as below:</u>

limitations, adjournment or closure of discussion

<u>to be replaced with the following:</u>

limitations, adjournment of discussion

22. <u>§ 13 item2 as below:</u>

Voting is secret if:

a. it considers the appointment or dismissal of members of the Management or Supervisory Board or liquidators,

b. it considers proposals to call members of the Management or Supervisory Board or liquidators to account,

c. it considers personal matters,

d. only one participant of General Meeting of Shareholders wishes so

To be replaced with the following:

"Voting is secret if:

a) it considers appointment or dismissal of members of the Company's authorities or liquidators,

b. it considers proposals to call members of the Company's authorities or liquidators to account,

c. it considers personal matters,

d. only one participant of General Meeting of Shareholders wishes so

19. § 14 item 4 as below:

The proposed candidates are enlisted onto three separate candidates' rolls, that is for the Supervisory Board chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and the others. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration to the minutes stating his consent to be a candidate.

To be replaced with the following:

"The proposed candidates are enlisted onto three separate candidate rolls, that is for the Supervisory Board Chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and other members of the Supervisory Board. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration to the minutes stating his consent to be a candidate and that he meets the requirements stated in art. 18 of the Code of the Commercial Companies."

20. § 14 item 7 as below:

The candidate with the biggest number of "for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who within their lists mentioned in item 4 of § 14 received consecutive the biggest number of "for" votes within the number of the Supervisory Board members specified according to item 1 of § 14.

To be replaced with the following:

The candidate with the biggest number of "for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who within their lists, mentioned in item 4 of this paragraph, received consecutively the biggest number of "for" votes within the number of the Supervisory Board members specified according to item 1 of this paragraph. Resolutions regarding appointments of the Chairman and other members of the Supervisory Board are passed with an absolute majority of votes."

21. § 14 item 8 as below:

In case candidates appointed to the Supervisory Board receive the same number of votes, the Chairman orders by-voting. The candidate with the biggest number of "for" votes is appointed.

To be replaced with the following:

"In case approved candidates to the Supervisory Board receive the same number of votes, or do not receive required absolute majority of votes, the Chairman orders by-voting. The candidate with the biggest number of "for" votes is appointed, provided that the requirement of the absolute majority of votes is applied and respected."

22. § 16 as below:

Proceedings of General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm legality of calling for General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals, passed resolutions, number of votes given for particular resolution as well as objection. Evidence of General Meeting of Shareholders together with power of attorney and the roll should be attached to the minutes of the Meeting.

To be replaced with the following:

Proceedings of General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm the legality of calling for General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals and motions, passed resolutions, number of votes given for particular resolutions as well as objections. Evidence of calling for General Meeting of Shareholders together with the register signed by participants should be attached to the minutes of the Meeting

§ 2

The resolution comes into effect on the day of passing

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding approval of the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A.

In accordance with the Code of Commercial Companies (art. 395 § 5), having considered changes to the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A. passed on 28 June 2002, the General Meeting of Shareholders hereby decides to approve the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A. (as attached to this resolution):

§ 2

The resolution comes into effect on the day of passing

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding the amendments to the Company Incentive Plan for the Mangement Board and managerial staff of the Company

* in translation, to be subbmitted and released shortly.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding dissmisal from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Under § 8 item 2 point 2 and § 8 item 3 of the Company's Articles of Association, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to recall Mr / Mrs ... from the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution was passed in a secret voting.

RESOLUTION No

OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2002

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Under § 8 item 2 point 2 of the Company's Articles of Association, the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to appoint Mr / Mrs ... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

The resolution was passed in a secret voting.

Attachement to Resolution No ... of the General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. as at 28 June 2002.

ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna

(joint stock company) with its registered office in Plock

(unified text)

§ 1

Founding, Founder and the Company

1

The Company was founded as a result of the transformation of a state-owned company named Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on principles stated in regulations concerning the privatisation of public companies.

2

The founder of the Company is the State Treasury.

3

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka Akcyjna. The Company can use the abbreviated business name of PKN ORLEN S.A.

§ 2

Registered office, business activities and scope of action.

1

The registered office for the Company is in Plock.

2

The Company's business undertakings are:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);

2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular:

trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them,

sale of manufactured goods and food products;

3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;

4. conducting transportation activity with road, rail, sea and pipeline transport;

5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;

6. providing services connected with the Company's business activities, in particular:

a. sea and land reloading;
b. fuels and gases purification, including leading, dyeing, adding of the components;

1. buy-out, turnover and processing of used oils and other chemical waste;
2. generation, transmission and turnover of electric and heat power;
3. carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
4. metal production and plastic processing;
5. running of fuel stations, coffee-shops, restaurants and hotels;
6. conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;
7. running educational activity, conducting vocational schools as well as social and living activities.

3

The Company operates on the territory of the Republic of Poland and beyond its borders.

4

The Company is allowed to purchase and sell shares and stakes of other companies; buy, sell, lease or rent enterprises, companies and other entities, real estate, movables and property law (real chattels) buy or sell titles to revenues or property of other entities; set up commercial law companies and civil partnerships; take part in join-ventures; create branches, offices, representative offices and other organisational units; as well as perform any other legal and factual actions permitted by law within the scope of the Company's business activities.

5

"Within the Company Regional Organisational Units *have been created, each of which has employer status according to art. 3 of the Labour Code."*

§ 3

Initial capital and shares

1

The Company's initial capital accounts for PLN 525 221 421.25 (five hundred and twenty five million two hundred and twenty one thousand four hundred and twenty one point two five PLN) and is divided into 420 177 137 (four hundred and twenty million one hundred and seventy seven thousand one hundred and thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a. 336 000 000 (three hundred and thirty six million) bearer series A shares, numbered from A-000000001 to A-336000000;
b. 6 971 496 (six million nine hundred and seventy one thousand four hundred and ninety six) bearer series B shares, numbered from B 0000001 to B-6971496;
c. 77 205 641 (seventy seven million two hundred and five thousand six hundred and forty one) bearer series C shares, numbered from C-00000001 to C-77205641.

2

The company is not allowed to exchange bearer shares into registered shares.

3

"The Company can purchase its own shares in accordance with and upon the provisions of the Code of Commercial Companies."

4

"The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares. The General Meeting of Shareholders can raise initial capital either from supplementary capital or other capital from profits, if such capital can be utilised for that purpose in accordance with the provisions of the Code of the Commercial Companies and the Articles of Association."

§ 4

Redemption of Shares

"The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders."

§ 5

The company's supplementary capital and reserve capitals

1

"The Company establishes supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should total at least 8% of the net profit for each year ending 31 December and should not be suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital. The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement."

2

"The Company establishes a capital reserve (fund) from write-offs from net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also increase of the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law."

§ 6

Profit designation

The net profit is designated for the dividend payment, the Company's capitals and funds and other purposes, on the basis of rules specified by the General Meeting of Shareholders.

§ 7

General Meeting of Shareholders

1

"A General Meeting of Shareholders is held at the Company's registered office or can be held in Warsaw."

2

A General Meeting of Shareholders is convened by the Management Board in situations specified in the Company's Articles of Association or Commercial Code.

3

An ordinary General Meeting of Shareholders should be held within six months of the end of every financial year for the Company.

4

An extraordinary General Meeting of Shareholders is convened by the Management

Board on their own initiative, on the motion of the Supervisory Board or on the motion of a shareholder or shareholders representing not less than one tenth of the Company's initial capital, within 14 (fourteen) days from placing such motion. The motion demanding the convening of the General Meeting should include specific issues for the agenda. The motion does not need any justification.

5

The Supervisory Board can convene an extraordinary General Meeting of Shareholders any time they put a motion to do so and the Management Board fails to convene a meeting within the prescribed time.

6

A General Meeting of Shareholders is convened in an announcement in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy" at least three weeks before the date of the Meeting.

7

The competencies of the General Meeting of Shareholders are in particular the following:

1. consideration and approval of the Company's financial statement, annual report on the Company's performance, consolidated financial statement of the Company's capital group and the financial statement of the capital group for the previous financial year;
2. *"approving the performance of the Supervisory Board members and Management Board members."*
3. passing resolutions on the allocation of profit and the covering of losses as well as on the consumption of funds created from profit, with restrictions to special regulations designating a different way for their consumption;
4. *"appointing the Supervisory Board members and establishing principles for their remuneration"*
5. *"increasing and decreasing the initial capital unless otherwise stated in the Code of Commercial Companies and the Company Articles of Association"*
6. passing resolutions on any decisions relating to claims for the rectification of damages caused during the establishment of the Company or during its supervision or management;
7. passing resolutions approving the sale and lease of the Company's enterprise or its self-operating part and establishing a limited property law on such enterprise or its self-operating part;
8. resolutions on changes to the Company's Articles of Association;
9. creating and liquidating supplementary capitals and other capitals and funds of the

Company;

10. passing resolutions on the redemption of shares and buying shares in order to redeem as well as establishing the principles of their redemption;

11. *"issuing convertible bonds or bonds with pre-emptive rights'*

12. passing resolutions on winding-up the Company, its liquidation, restructuring as well as merger with another company.

7a

"Purchase and sale of property or a share in such property, regardless of its value, is not subject to a resolution of the General Meeting of Shareholders, with the restriction that such purchase or sale of property or a share in such property, whose net book value exceeds one twentieth of the Company's initial capital, is a subject to a resolution of the Supervisory Board."

8

With restrictions to different provisions stated in the Commercial Code and the Articles of Association, resolutions of the General Meeting of Shareholders are passed with an absolute majority of votes cast, while votes cast mean votes "for", "against" and "abstain".

9

Resolutions of the General Meeting of Shareholders regarding premium shares and concerning merger of companies when all the Company's assets are transferred to another company, winding-up of the Company (including winding-up due to relocation of the Company's registered office abroad), liquidation of the Company, its restructuring and decrease of the initial capital by cancellation of part of the shares without simultaneous increase of the capital are passed with majority of 90% votes cast.

10

With restriction to item 11, one share gives the right to one vote on the General Meeting of Shareholders. The shareholders participate and exercise their voting rights in person or through a duly authorised representative.

11

The voting rights of the Company's shareholders is restricted in the way that on the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such

restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting right by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares.

12

In compliance with appropriate provisions of the Commercial Code the change of the Company's business undertaking can be executed without the buy-out of shares.

§ 8

Supervisory Board

1

The Company's Supervisory Board consists of six to nine members, including the Chairman, Vice-Chairman and the secretary.

2

Members of the Supervisory Board are appointed and recalled in the following manner:

1. the State Treasury represented by the minister of the State Treasury is entitled to appoint and recall one member of the Supervisory Board;

2. other members of the Supervisory Board, including all members mentioned in item 5 of this article are appointed and recalled by the General Meeting of Shareholders.

The State Treasury privilege to appoint one member of the Supervisory Board expires at the moment the State Treasury sells its all shares of the Company.

3

1. "Members of the Supervisory Board are appointed for a five-year term of office

2. Individual members of the Supervisory Board, or the whole Supervisory Board, can be removed at any time prior to the end of term of office for serious reasons

3. Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the General Meeting of Shareholders on 28th June 2002, turn, starting from that day, into a common term of office, which becomes prolonged from three to five years with a commencement day of such common term as at 14 May 2001."

4

The Chairman of the Supervisory Board is appointed by the General Meeting of Shareholders. The Vice-Chairman and the secretary are elected by the Supervisory Board from amongst themselves.

5

At least two members of the Supervisory Board have to comply with the following provisions:

1. he is not an employee of the Company or the Affiliated Entity;

2. he is not a member of the supervisory or management authorities of the Affiliated Entity;

3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate.

Any member who did not comply or stopped complying with the above provisions should be immediately recalled.

In the respect to these Articles of Association "the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.

In the respect to these Articles of Association an entity is "Dependent Company" towards another entity (Dominant Entity) if Dominant Entity:

a. has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or

b. is entitled to appoint or recall majority of members of other entity (Dependent Entity) management authorities, or

c. more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in dependence relation towards Dominant Entity towards the Company.

Statements in this article came into effect on the day of the General Meeting of Shareholders approval of the Company's financial statement for year 1999.

6

"Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, the Supervisory Board session should be convened on the written application of a shareholder or shareholders representing at least one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks of the receipt of such application and should be held not later than within three weeks from the day of receipt of such application."

7

"Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session."

8

Sessions of the Supervisory Board can only take place when all its members have been properly invited. Sessions can also be held without formal convening when all members of the Supervisory Board are present and grant their consent both to hold the session and to put specific issues on the agenda.

9

1. *"The Supervisory Board can pass resolutions if at least half of its members participates in the session.*
2. *With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication, and members of the Supervisory Board can also participate in passing resolutions through voting in writing and passing their votes through another member of the Supervisory Board.*
3. *With the restriction to point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".*
4. *In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."*

10

The Supervisory Board passes the Constitution of the Supervisory Board specifying its organisation and performance.

11

The Supervisory Board exercises permanent supervision over the Company's activities

Furthermore, the competencies of the Supervisory Board include:

1. with restriction to point 3 of item 1 of article 9, appointing and recalling a president, vice-presidents and other members of the Management Board;
2. *"representing the Company in contracts with the Management Board, including their contracts of employment"*
3. suspending the activities of individual or all members of the Management Board for important reasons, as well as delegating members of the Supervisory Board to temporarily perform the duties of members of the Management Board not able to perform their functions;
4. passing the Constitution of the Management Board;
5. selecting an authorised auditor to audit the Company's and its capital group's financial statements in accordance with Law on Accounting;
6. *"assessment of the financial statement in respect of its accuracy both with books, documents and actual state; assessment of the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of loss, and the submission in writing of an annual report on the results of the above assessments to the General Meeting of Shareholders"*
7. reviewing issues submitted by the Management Board to be presented to either ordinary or extraordinary General Meeting of Shareholders;
8. granting consent to members of the Management Board to take positions in supervisory or management authorities of other entities and to collect remuneration due to such activities;
9. granting consent to realise investment projects and incur liabilities resulting from these investments in case the expenses or charges due to such activity will exceed the equivalent of half of the Company's initial capital;
10. setting the scope, accuracy and time of submitting by the Management Board economic and technical plans and long-term strategic plans;
11. approving long-term strategic plans;
12. reviewing annual economic and technical plans.
13. *"giving assent, following Management Board motions, to sell or purchase property or a share in such property, whose net book value exceeds one twentieth of the initial capital"*

12

The Management Board is obliged to obtain the Supervisory Board's consent in order to perform the following activities:

1. setting up a foreign branch abroad;
2. sale or encumber, on the basis of one or several connected legal activities, fixed assets whose net book value exceeds one twentieth of the assets value according to the latest financial statement approved by the General Meeting of Shareholders;
3. sale or encumber, in any possible way, shares or stakes in the following companies: Naftoport Sp. z o.o., Inowroclawskie Kopalnie Soli S.A. and in a company which will be created in order to run the pipeline transport of liquid fuels;
4. incurring other liability which on the basis of one or several connected legal actions exceeds an equivalent of one fifth of the initial capital, with exclusion of the following:

a. activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans;

b. activities which in order to be performed need consent of the General Meeting of Shareholders.

1. realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital;
2. exercising by the Company its voting right on general meetings and partners meetings of dependent entities and other entities, if value of possessed by the Company shares or stakes, set on the basis of the price they had been bought for or acquired, amounts to more than one fifth of the Company's initial capital, in the following cases:

- merger with another company and restructuring of the company
- sale and lease of the Company's undertaking and establishing the right of use on it
- changes to the articles of association or the statute
- winding-up of the company.

1. creating commercial law companies and joining to existing companies, as well as for contribution to cover shares or sell shares, if the Company's capital engagement in a given company so far or engagement which the Company is about to achieve as the result of the buying or acquiring of shares, calculated on the basis of share sale or acquisition price, exceeds one tenth of the initial capital, excluding buying or acquiring shares as a result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities.

12a

"In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action."

13

1. *"Until the General Meeting* approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted "for" by the member appointed by the State Treasury in order to be passed."*
2. As long as the State Treasury has the right to appoint the member of the Supervisory Board, resolutions on granting consent to perform activities mentioned in item 12 point 3 of this article in order to be passed require voting "for" by the member appointed by the State Treasury.

14

Upon the request of at least two members, the Supervisory Board is obliged to consider undertaking the supervisory activities mentioned in such request.

15

As it is the case with members of the Management Board, members of the Supervisory Board who are delegated to perform permanent individual supervision cannot hold competing interests. Also their participation in competitive companies is limited.

§ 9

Management Board

1

1. The Company's Management Board consists of five to nine members, including President and Vice-Presidents of the Management Board.
2. Members of the Management Board are appointed and recalled by the Supervisory Board.
3. One member of the Management Board is appointed and recalled by the Supervisory Board on the application of a person authorised by the State Treasury Ministry until the State Treasury sells the last share of the Company. The provisions of this item came into effect on the date of holding the ordinary General Meeting of Shareholders approving the Company's financial statement for the year 1999.

"The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution.".

3

1 Members of the Management Board are appointed for a five-year common term of office

2 The President, Vice-Presidents and other members of the Management Board, and the whole Management Board, can be suspended or removed at any time prior to the end of term of office for serious reasons

3 Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the General Meeting of Shareholders on 28th June 2002 turn, starting from that day, into a common term of office, which becomes prolonged from three to five years with a commencement day of such common term as at 8th February 2002.

4

Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together
- one member of the Management Board acting together with the commercial representative.

One member of the Management Board is authorised to make declarations of intent and sign on behalf of the Company in situations regarding incurring liabilities and performing disposal activities of an ordinary Management Board at no more value than PLN 50 000 (fifty thousand).

5

"The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.

Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive."

6

The Management Board passes the Constitution of the Management Board, which specifies in detail the Management Board structure, and its way of performing the Company's activities. The Constitution as well as each change to it comes into effect at the moment of its approval by the Supervisory Board.

7

Matters to be regulated through resolutions of the Management Board:

1 All matters going beyond the competence of the ordinary board, which will be specified in the Constitution of the Management Board.

2 Sale or purchase of property or a share in such property

8

While performing the Company's activities the Management Board is subject to limitations due to law regulations, provisions of the Articles of Association and resolutions of the General Meeting of Shareholders.

9

The Management Board is obliged to work out and pass annual economic and technical plans as well as long-term strategic plans in form, scope and time determined by the Supervisory Board.

10

The Management Board is obliged to prepare and present to the Supervisory Board:

1. the annual financial statement of the Company – within three months of the end of the financial year;

2. the annual financial statement of the capital group for the previous financial year – within six months of the end of the financial year.

§ 10

Duration and the financial year of the Company

1

The duration of the Company is unlimited.

2

The Company's financial year is the calendar year.

§ 11

Other provisions

1

All Company's announcements considered obligatory by law and the Articles of Association will be published in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy".

2

The term "Capital Group" mentioned above means capital group in respect of the accounting regulations.

3

Unless otherwise stated in the Company's Articles of Association or suggested by context or wording of individual provisions of this Articles of Association, "the Company" used here and above means Polski Koncern Naftowy ORLEN Spolka Akcyjna.

THE CONSTITUTION OF THE GENERAL MEETING OF SHAREHOLDERS OF

POLSKI KONCERN NAFTOWY ORLEN S.A.

Introduction

§ 1

1. *"Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Code of Commercial Companies and the Articles of Association."*
2. *Proceedings of General Meeting of Shareholders are under regulations of the Code of Commercial Companies, Law on Public Trading of Securities, the Articles of Association and the hereby Constitution.*
3. The Management Board takes action connected with the course of General Meeting of Shareholders, nevertheless such responsibilities can be commissioned to the entity specialising in this. The commissioned work can in particular refer to supervising voting and counting the votes with electronic means.

Definitions

§ 2

In this Constitution the following expressions have the meaning set out below:

1. Depositary – depositary bank which issued Depositary Receipts under depositary agreement with the Company
2. Depositary Receipts – depositary receipts issued by Depositary, each representing shares of the Company
3. Law on Public Trading of Securities – Polish Law on Public Trading of Securities

dated 25 August, 1997 (Official Journal of Bills No 118, item 754 with the later amendments)

4. The Chairman – the chairman of General Meeting of Shareholders

5. Supervisory Board – the supervisory board of the Company

6. Constitution – present Constitution approved and passed by General Meeting of Shareholders

7. The Articles of Association – the Articles of Association of the Company

8. *General Meeting of Shareholders - General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A.*

9. Participant of General Meeting of Shareholders – shareholder or his representative authorised to participate in General Meeting of Shareholders

10. The Management Board - the management board of the Company

Register of shareholders

§ 3

1. Register of shareholders authorised to participate in General Meeting of Shareholders is prepared and signed by the Management Board

2. The Register should include:

a. first and last names or names of companies authorised to participate in General Meeting of Shareholders,

b. *"their addresses, however natural persons can provide an address for service instead of home address."*,

c. number and kind of shares as well as a number of entitled votes.

1. While preparing the Register defined in 1 and 2 the Management Board takes into account restrictions and limitations of the voting law as defined in § 7 item 11 of the Company's Articles of Association

2. Shareholders being at the same time the owner of Depositary Receipts has the right to exercise up to 10 per cent of all votes under these shares which after their issuance upon Depositary Receipts would together with real shares entitle to exercise up to 10 per cent.

3. The owner of Depositary Receipts upon which, if changed into shares, he is entitled to exercise up to 10 per cent of all votes at the Meeting and being at the same time a shareholder is not entitled to exercise votes upon these shares.

4. Exercising votes by dependent entity should be understood as if it were exercised by dominant entity as defined by the Law on Public Trading of Securities.

5. In case the Management suspects that the voting right of a shareholder ought to be limited due to violation of art. 147, 149 or 150 of the Law on Public Trading of Securities, or due to hiding relations or dependence between or among shareholders, the Management Board should take action aiming at explaining and clarifying the case, notifying the shareholders of the above whom the case concerns; the Management Board may also address competent administrative bodies or court to identify a number of votes to which shareholder or shareholders are entitled.

6. The Register of shareholders will be available at the principle office of the Management Board three working days prior directly to the day of General Meeting of Shareholders from 8.00 a.m. to 3 p.m. The Register will also be available during the Meeting.

Opening of General Meeting of Shareholders

§ 4

1. *"General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In case of their absence, the Meeting will be opened either by the President of the Management Board or a person appointed by the Management Board."*

2. The person opening General Meeting of Shareholders can make all order and regulatory decisions necessary to open General Meeting of Shareholders.

3. The person opening General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of General Meeting of Shareholders.

Appointment of the Chairman

§ 5

1. The Chairman is to be appointed from among the participants of General Meeting of Shareholders

2. Every participant of General Meeting of Shareholders has the right to propose one candidate for the Chairman. The candidates will be enlisted after their prior agreement.

3. *"The Chairman is voted in a secret ballot. Each candidate is voted separately and in alphabetical order. This candidate who receives the biggest number of "for" votes is appointed Chairman, with the restriction that the Chairman appointment resolution should be passed with an absolute majority of votes."*

4. The person opening General Meeting of Shareholders supervises the voting and announces its results. After this he/she hands over the chair to the Chairman

The Chairman's Competence

§ 6

1. The Chairman of General Meeting of Shareholders leads the Meeting in compliance with the accepted order of proceedings and with this Constitution

2. The Chairman of General Meeting of Shareholders is in particular responsible for :

a. smooth and correct progress of the Meeting and voting,

b. serious discussion at the Meeting,

c. giving the floor to a speaker,

d. ordering of voting, supervising its proper progress, signing all the documents with the voting results and announcing such results,

e. ordering break during the Meeting,

f. giving appropriate instructions to keep order in the Meeting room,

g. covering the entire agenda

h. explaining and settling all doubt-arising points and regulations.

1. Should the need arise the Chairman can appoint a participant of General Meeting of Shareholders a Secretary of General Meeting of Shareholders to help the Chairman with his duties and responsibilities.

Taking the roll of participants

§ 7

1. Immediately after his appointment the Chairman of General Meeting of Shareholders signs the roll of participants of the Meeting including a number of shares owned by each participant and a number of votes to be exercised upon these shares.

2. The following steps should be taken while taking the roll:

a. check whether a shareholder is entitled to participate in General Meeting of Shareholders,

b. check shareholder or his representative's ID,

c. verify representative's proxy or any other authorisation entitling the representative to participate in General Meeting of Shareholders on behalf of the shareholder,

d. obtain shareholder or his representative's signature on the roll,

e. provide shareholder or his representative with a magnetic voting card or other voting mean or device

1. Appeals concerning entitlement to participate in General Meeting of Shareholders are to be addressed to the Chairman.

2. *Following a motion of shareholders having one tenth of the initial capital represented at the General Meeting of Shareholders, the register of participants should be checked by a specially appointed commission made of at least three members. Proposers of such motion have a right to appoint one member of this commission.*

   5. Every participant of the General Meeting of Shareholders has a right to propose one candidate to be included in the minutes. The proposed candidates shall be enrolled on the list of candidates after their prior agreement.

   6. "Candidates are voted in a secret ballot. Each candidate is voted separately and in alphabetical order. Candidates who received the biggest number of "for" votes are appointed, with the restriction that the appointment resolution should be passed with an absolute majority of votes."

7. The roll is available by the time General Meeting of Shareholders is closed. Persons responsible for making the roll are obliged to complete the roll with names and number of relevant shares each time before particular voting.

8. After signing the roll the Chairman affirms legality of calling for General Meeting of Shareholders and legal ability of the Meeting to make resolutions. Then, the Chairman presents the agenda and orders appointment of the Vote Counting Commission.

Appointment of the Vote Counting Commission

§ 8

1. The Commission is made of 3 persons appointed by General Meeting of Shareholders.

   1a *Candidates to the Vote Counting Commission are proposed by the Chairman and voted en block in a secret voting. Resolutions regarding election should be passed with an absolute majority of votes. Upon the request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below."*

2. Every participant of General Meeting of Shareholders has a right to propose one

candidate. The candidates will be enlisted after their prior agreement.

3. *"The way the candidates are voted proceeds in alphabetical order. Each candidate is voted separately in a secret ballot. The candidates who receive the biggest number of "for" votes are appointed the members of the Commission, with the restriction that the appointment resolution should be passed with an absolute majority of votes."*

4. The Commission is responsible for supervising proper and right voting, counting the votes and forwarding the results to the Chairman.

5. In case of stating incorrectness in voting the Commission is obliged to immediately notify the Chairman of such incorrectness and, at the same time, make a motion concerning further course of action.

6. Documents with results of particular voting are to be signed by all members of the Commission and the Chairman.

7. Decisions concerning an appointment of the Vote Counting Commission come into effect at the General Meeting of Shareholders directly following the Meeting during which this Regulation was passed.

Participation of the Management and Supervisory Board members as well as other persons in the Meeting

§ 9

1. *"No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report are subject to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders."*

2. Other persons can participate at General Meeting of Shareholders on condition that they were invited by the body calling for General Meeting of Shareholders or let in by the Chairman. Such persons can in particular be auditors, legal and financial advisors or employees of the Company.

3. For every General Meeting of Shareholders the Management Board is obliged to assure an independent expert in commercial code.

Proceedings Progress at the Meeting

§ 10

1. General Meeting of Shareholders can pass a resolution deleting particular points from the agenda or a resolution amending order of the points on the agenda.

2. Having presented particular points the Chairman opens discussion giving the floor to speakers in the order they applied. If General Meeting of Shareholders agrees a few points in agenda can be discussed simultaneously.

3. Members of the Management and Supervisory Board as well as invited experts can be given the floor by the Chairman without waiting for their turn.

4. The floor can only be taken with regard to points in agenda currently discussed. Shareholder has the right to deliver 5-minute speech and 2-minute reply. The Chairman can limit this time to 3 and 2 minutes, respectively.

Suggesting changes

§ 11

1. Participants of General Meeting of Shareholders have the right to introduce proposals of supplementation and changes to draft resolutions in the agenda – by the time of closing the discussion over the point in agenda concerning this draft resolution to which such proposal referred.

2. Proposals – separately for each draft resolution – together with short justification should be presented in writing to the Chairman and should include the first and last name of the person introducing these proposals.

Matter of routine

§ 12

1. In case of matter of routine the Chairman can give the floor to a speaker without waiting for his turn. Proposal concerning matter of routine can be made by any participant of General Meeting of Shareholders.

2. Proposals concerning progress of the Meeting and voting are understood and considered proposals regarding matter of routine, and these include in particular:

a. *limitations, adjournment of discussion*

b. closure of discussion

c. setting limits on speeches,

d. manner of running the Meeting,

e. ordering break during the Meeting,

f. order of covering points in the Agenda,

g. order of passing proposals

1. Proposal concerning matter of routine is put to the vote by the Chairman.

Voting

§ 13

1. Voting is public and open except cases as listed in point 2.

2. *"Voting is secret if:*

   a) it considers appointment or dismissal of members of the Company's authorities or liquidators,

   b. it considers proposals to call members of the Company's authorities or liquidators to account,

   c. it considers personal matters,

   d. only one participant of General Meeting of Shareholders wishes so

3. After closing the discussion over each point in agenda, prior to staring the voting, the Chairman announces suggested proposals and sets the order in which these proposals will be voted. Voting proceeds with order of making the proposals.

4. Voting is executed with the use of computer system securing voting in accordance with the number of shares and preventing disclosure of particular votes in case of secret voting.

Appointment of Supervisory Board

§ 14

1. Prior to the beginning of Supervisory Board appointment, the General Meeting on the motion of the Chairman each time determines the number of the Board members, among that the number of members meeting the requirements stated in § 8 item 5 of the Articles of Association – not less than two such members. The General Meeting appoints all the members of the Supervisory Board with the exception of the member appointed by the Sate Treasury Office.

2. The appointment of Supervisory Board starts with the appointment of the Supervisory Board chairman which is followed by the appointment of the Board members meeting the requirements stated in § 8 item 5 of the Articles of Association and finally other members.

3. Every participant of the General Meeting has the right to propose candidates for both the chairman and other members. The candidates for the Supervisory Board chairman and the members are proposed to the minutes with their short justification. The candidates for the members meeting the requirements stated in § 8 item 5 of the Articles of Association are proposed together with the written statement of the candidate notifying that he/she meets such requirements.

4. "The proposed candidates are enlisted onto three separate candidate rolls, that is for the Supervisory Board Chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and other members of the Supervisory Board. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration to the minutes stating his consent to be a candidate and that he meets the requirements stated in art. 18 of the Code oj the Commercial Companies."

1. The Chairman in the alphabetical order prepares the lists of the proposed candidates to the Supervisory Board.

2. The voting for all Supervisory Board members is secret and each candidate is voted separately in alphabetical order, individually within a range of each list of candidates.

7. The candidate with the biggest number of "for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who within their lists, mentioned in item 4 of this paragraph, received consecutively the biggest number of "for" votes within the number of the Supervisory Board members specified according to item 1 of this paragraph. Resolutions regarding appointments of the Chairman and other members of the Supervisory Board are passed with an absolute majority of votes."

8. "In case approved candidates to the Supervisory Board receive the same number of votes, or do not receive required absolute majority of votes, the Chairman orders by-voting. The candidate with the biggest number of "for" votes is appointed, provided that the requirement of the absolute majority of votes is applied and respected."

Closure of General Meeting of Shareholders

§ 15

1. Having covered the Agenda the Chairman of General Meeting of Shareholders announces closure of the Meeting.

Minutes of the Meeting

§ 16

Proceedings of General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm the legality of calling for General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals and motions, passed resolutions, number of votes given for particular resolutions as well as objections. Evidence of calling for General Meeting of Shareholders together with register signed by participants should be attached to the minutes of the Meeting

§ 2

The Resolution comes into effect on the day of passing.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ORLEN Petrogaz Brzeznica
Released	08:57 11 Jun 2002
Number	0535X

Current report no 51/2002 dated June 11, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company ("PKN ORLEN") informs that, ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. ("ORLEN Petrogaz N. Brzeznica"), a company in liquidation, was informed on June 10, 2002 that Sad Rejonowy in Piotrkow Trybunalski Wydzial V Gospodarczy (District Court in Piotrkow Trybunalski) issued a resolution on June 10, 2002 (Sygn. Akt. U.7/02) to put ORLEN Petrogaz N. Brzeznica in insolvency/bankruptcy state. The resolution becomes valid on June 24, 2002.

PKN ORLEN holds 22,878 shares with nominal value of PLN 100 each, which amounts to 52% of initial capital of ORLEN Petrogaz N. Brzeznica.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	GM Agenda
Released	15:45 5 Jun 2002
Number	8305W

PKN ORLEN SA
SEC File
82-5036

Current Report No 50/2002 dated 5th June 2002

Agenda for the General Meeting of Shareholders of PKN ORLEN SA.

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby publishes the agenda of the General Meeting of Shareholders of PKN ORLEN as at 28th June 2002. The GM shall commence at 10.30 CET in Plock at the following address:

Centrum Edukacji Sp. z o.o.

ul. Kobylińskiego 25

Hall B

Agenda of the General Meeting of Shareholders of PKN ORLEN:

1. Opening;
2. Election of the Chairman of the meeting;
3. Affirmation of the legality of the meeting ;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on performance of PKN ORLEN together with presentation of PKN ORLEN's financial results for the periods ending December 31, 2001 with a motion concerning profit distribution for the year ending December 31, 2001.
7. Presentation of the Supervisory Board's Report on the Management Board's Performance Report
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2001;
9. Passing of a resolution concerning distribution of profit made by PKN ORLEN in 2001;
10. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2001;
11. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2001;
12. Passing of resolution concerning approval for disposal (sale or lease) of self-operating properties / entities of the Company;
13. Passing of resolutions concerning changes in Resolution No 6 passed by the Extraordinary General Meeting of Shareholders on 21st February 2002 and regarding the relevant approvals, which are requested on the basis of the provisions of law and the Company's Articles of Association, for the establishment of a joint venture company with

Bassell Europe Holdings B.V. and the contribution to this joint venture the self-operating entity / properties (including real estate) of PKN ORLEN's Polymers Block;

14. Passing of a resolution concerning changes to the Company's Articles of Association *;

15. Passing of a resolution concerning changes to the Regulations of the General Meeting of Shareholders of PKN ORLEN;

16. Passing of a resolution concerning changes to the rules of the Management Option Programme in PKN ORLEN;

17. Changes in the Supervisory Board of PKN ORLEN;

18. Closure of the General Meeting of Shareholders.

* in translation; to be submitted and released shortly.

Participation in the General Meeting of Shareholders is permitted for those holding certificates, issued by a brokerage house or a bank managing a securities account, stating the number of shares owned and confirming that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted at least seven days prior to the Meeting at the Legal Office - room 110 (first floor), Company Headquarters in Plock, Chemikow St. 7, between 7.30 a.m. and 4 p.m.

Voting can be performed either personally or through a power of attorney. Representatives of legal persons should submit the relevant copy of a court register defining the persons entitled to represent such legal persons.

A week before the Meeting, copies of the materials concerning cases and matters listed in the agenda and materials concerning the Meeting, to the extent required by Law, will be made available to Shareholders at the reception of the Company's Headquarters in Plock, Chemikow St. 7. between 8 a.m. and 3 p.m

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting. Registration of shareholders and distribution of voting cards will begin at 9.30 a.m. in front of the meeting hall.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ZA Anwil SA
Released	07:25 29 May 2002
Number	5715W

Current report 49/2002 dated 29th May 2002

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that Z.A. Anwil S.A. ("Anwil") together with SK Chemicals and SK Global have signed a JV agreement for the construction of a 120,000 tpa PET bottle–chip (PET bottle–grade resin) plant on Anwil's premises in Wloclawek, Poland. The total investment is expected to be up to USD 60m.

SK Chemicals and SK Global are leading members of SK Group, Korea's third largest conglomerate with the sales revenue of USD 45bn. Anwil is leading producer of nitrogen fertilisers and PVC. PKN ORLEN holds a 74.97% stake in Anwil.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END